Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

POLYCOM, INC.,

TRIANGLE PRIVATE HOLDINGS I, LLC,

and

TRIANGLE PRIVATE MERGER SUB INC.

July 8, 2016

Exhibit A – Form of Certificate of Incorporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 8, 2016, is entered into by and among Polycom, Inc., a Delaware corporation (the “Company”), Triangle Private Holdings I, LLC, a Delaware limited liability company (“Parent”), and Triangle Private Merger Sub Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, prior to entering into this Agreement, (i) the Agreement and Plan of Merger, dated April 15, 2016, by and among the Company, Mitel Networks Corporation (“Mitel”), and Meteor Two, Inc., (as the same may be amended from time to time, the “Mitel Merger Agreement”), was terminated, and (ii) the Company paid to Mitel the Company Termination Fee (as defined in the Mitel Merger Agreement) in accordance with the terms of the Mitel Merger Agreement;

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which, except as otherwise provided herein, all of the issued and outstanding shares of Company Stock (“Shares”) will be cancelled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved and declared advisable and in the best interests of the Company and its stockholders this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), and has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable and in the best interests of Triangle Private Holdings II, LLC, a Delaware limited liability company, wholly owned subsidiary of Parent and the sole stockholder of Merger Sub (“Merger Sub Parent”), this Agreement and the Transactions;

WHEREAS, the managing member of Parent (the “Parent Managing Member”) has unanimously approved this Agreement and the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the limited guarantee of Siris Partners III, L.P. and Siris Partners III Parallel, L.P. (together, the “Guarantors”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guarantee”) as specified in the Limited Guarantee; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“ARC” means the German Act Against Restraints of Competition of 1958.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or obligated by Law or Order to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreements” mean any Contract or any side letter to which the Company or any Subsidiary thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union or other similar employee representative body.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016.

“Company Acquisition Proposal” means (i) any proposal or offer (other than the Transactions or any other proposal or offer by Parent, Merger Sub or their Affiliates) with respect to a merger, consolidation, business combination, recapitalization, reorganization, joint venture, partnership, liquidation, dissolution or similar transaction involving the Company or any one or more of its Subsidiaries or (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase, license acquisition or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person (other than Parent, Merger Sub or their Affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 15% or more of the total voting power or of any class of equity securities of the Company or any one or more of its Subsidiaries which comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, or, in the case of a transaction described in clause (i), the entity resulting from such transaction (to the extent such entity would comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, prior to such transaction) or (B) assets (including equity securities of any of the Company’s Subsidiaries) comprising 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole.

“Company Adverse Recommendation Change” means any of the following actions by the Company, the Company Board or any committee thereof: (i) withholding, withdrawing, modifying or qualifying in a manner adverse to Parent or Merger Sub or proposing publicly to withhold, withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in (or removing it from) the Proxy Statement, (iii) approving, endorsing, recommending or otherwise publicly declaring to be advisable or proposing to approve, endorse, recommend or determine to be advisable any Company Acquisition Proposal, (iv) following the date any Company Acquisition Proposal or any modification to the price, form of consideration or conditionality thereto is first made public or sent or given to the stockholders of the Company, failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent requests a reaffirmation thereof in writing, (v) following the commencement of any tender offer or exchange offer for Shares that is publicly disclosed, publicly being neutral or failing to reject or recommend against acceptance of any such tender offer or exchange offer within five (5) Business Days of such commencement of such tender offer or exchange offer or recommending that the stockholders of the Company tender their respective Shares in such tender offer or exchange offer, or (vi) publicly announcing an intention, or resolving, to take any of the foregoing actions; provided, however, none of (x) a termination of this Agreement by the Company pursuant to Section 9.01(c), (y) a “stop, look and listen” or similar communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act (including disclosure of the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto) or (z) factually accurate public statements regarding financial results, operations or business conditions or developments shall, in any case, in and of itself constitute a Company Adverse Recommendation Change.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2016 and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means March 31, 2016.

“Company Bond” means any surety bond, letter of credit or other similar debt instrument, including security interests issued at the application or for the benefit of the Company or any of its Subsidiaries.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with, and upon the execution of, this Agreement.

“Company ESPP” means the Company Employee Stock Purchase Plan, as amended and restated as of June 9, 2014.

“Company Intellectual Property Rights” means, collectively Company Owned Intellectual Property Rights and Company Licensed Intellectual Property Rights.

“Company Intervening Event” means any event, occurrence or development (i) that is material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, and which is, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Company Board as of the date of this Agreement and (ii) does not relate to (A) any Company Acquisition Proposal, or (B) any actions taken by Parent or the Company in accordance with Section 7.01 or the consequences of any such action.

“Company Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or condition (financial or otherwise), of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any non-U.S. jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Merger Sub or their respective Affiliates or by the Company or its Subsidiaries or their respective Affiliates at the written request of Parent or as required by the terms, conditions or restrictions of this Agreement, (vii) the entry into, the public announcement of, or pendency of this Agreement and the Transactions (it being understood that this clause (vii) shall not apply to any representation or warranty of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement), (viii) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period, (ix) any change in the market price or trading volume of the Company’s securities or in its credit ratings; (x) any Proceedings (including any Proceedings pending as of the date hereof) brought by stockholders of the Company (either on their own behalf or on behalf of the Company) against the Company, the Company Board or any individual director, officer or other employee of the Company, in any such case arising out of the transactions contemplated by the Mitel Merger Agreement or the transactions contemplated by this Agreement, or any results of any such Proceedings, or (xi) any Proceeding or threatened Proceeding arising out of or relating to (A) the Company’s actual or alleged breach or non-compliance with the terms of the Mitel Merger Agreement or the Company’s termination of the Mitel Merger Agreement to enter into this Agreement, or (B) this Agreement or any related agreement or the negotiation, execution, or performance of this Agreement or any related agreement or the transactions contemplated by this Agreement, in each case brought by Mitel or any of its Affiliates against the Company, Parent or any of their respective Affiliates, or any results of any such Proceedings; provided, however, (A) in the case of clauses (i), (ii), (iii), (iv) and (v), any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which the Company and its Subsidiaries operate; and (B) in the case of clauses (viii) and (ix), the underlying causes of any failure or adverse change shall not be excluded unless otherwise specifically excluded by clauses (i) through (vii).

“Company Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Performance Share Award” means an award of performance shares covering shares of Company Stock.

“Company RSU Award” means an award of restricted stock units covering shares of Company Stock.

“Company Stock” means the common stock, par value $0.0005 per share, of the Company.

“Company Superior Proposal” means any bona fide and written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being consummated substantially in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Company Acquisition Proposal (including the likelihood that such Company Acquisition Proposal is consummated in accordance with its terms, after taking into account all legal, financial (including the certainty of financing) and regulatory aspects of the proposal and the Person making the Company Acquisition Proposal), and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 5.02(b) in response to such Company Acquisition Proposal). For purposes of this definition, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%.”

“Company Termination Fee” means $60,000,000.

“Competition Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, the ARC, FLN 135 and all other Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Required Information, that (i) such Required Information (other than projections, interpretations and other forward-looking information, and information of a general economic or industry-specific nature), together with the Company’s filings with the SEC, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information not misleading in light of the circumstances under which it was made, and (ii) such Required Information constituting projections, interpretations and other forward-looking information has been prepared in good faith based upon reasonable assumptions.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 16, 2014 (as amended by Amendment No. 1 dated October 2, 2014, Amendment No. 2 dated October 20, 2015, and Amendment No. 3 dated May 27, 2016), by and between Sponsor and the Company.

“Contract” means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other legally binding commitment, arrangement or understanding, whether written or oral.

“EAR” means the Export Administration Regulations administered by the U.S. Department of Commerce.

“Environmental Claim” means any Proceeding or Order alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Law.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances, (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances, or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations required by Environmental Law.

“Equity Financing Sources” means Siris Partners III, L.P., Siris Partners III Parallel, L.P., and the other equity financing sources set forth in the Equity Commitment Letters delivered to the Company on the date hereof and any amendments, joinders or supplements thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“FLN 135” means Federal Law No.135-FZ dated 26 July 2006, “On Protection of Competition” (Russian Federation).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, province, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or merger control authority, (ii) federal, state, provincial, local or non-U.S. court or tribunal, (iii) self-regulatory organization (including any national securities exchange), or (iv) other governmental, quasi-governmental, supranational or regulatory entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any license, approval, clearance, permit, certificate, waiver, amendment, consent, exemption, variance, expiration and termination of any waiting period requirements (including pursuant to Competition Law), other actions by, and any notice, filing, registration, qualification, declaration and designation with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect (i) under any Environmental Law, or (ii) that can form the basis of any liability under any Environmental Law or any Order relating to pollution, waste, the environment, or the protection of worker health and safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) internet domain names, whether or not trademarks, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, LinkedIn, Instagram, YouTube, Google+ and other social media companies and the content found thereon and related thereto, and URLs; (ii) expressions, designs and other works of authorship; (iii) inventions, discoveries, trade secrets, business and technical information and know-how, databases, processes, procedures, research and development results, marketing plans and other confidential and proprietary information, excluding any Personal Data contained in any of the foregoing; and (iv) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases, algorithms, structures, development tools and other related specifications, media and documentation, excluding any Personal Data contained in any of the foregoing.

“Intellectual Property Rights” shall mean any and all rights and protections (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with any Intellectual Property, including (i) trademarks, service marks, trade names, brand names, logos, corporate names, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of or symbolized by, and all registrations, applications and renewals for, any of the foregoing; (ii) copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (iii) trade secrets and other confidential information; and (iv) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“IT Assets” means any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased to the Company or its Subsidiaries (excluding any public networks).

“ITAR” means the International Traffic in Arms Regulations administered by the U.S. Department of State.

“Knowledge” means (i) with respect to the Company, the actual knowledge of each of the individuals listed in Section 1.01(a) of the Company Disclosure Letter, after reasonable inquiry of the direct reports of such individuals who would reasonably have knowledge of the applicable matter, and (ii) with respect to Parent, the actual knowledge of each of the individuals listed in Section 1.01(a) of the Parent Disclosure Letter, after reasonable inquiry of the direct reports of such individuals who would reasonably have knowledge of the applicable matter.

“Law” means any United States, federal, state, provincial or local or any non-U.S. law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Leased Real Property” means each parcel of real property subject to a lease, sublease, license or occupancy agreement to which the Company or any of its Subsidiaries is a party as lessee, sublessee, licensee or occupant.

“Lien” means, with respect to any property or asset, any mortgage, hypothec, lien, pledge, charge, security interest, deed of trust, right of first refusal or offer, option, easement, right of way, or any other encumbrance (other than such a limitation arising under securities Law in respect of such property or asset).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof (i) throughout and at the end of which Parent shall have (and the Lenders shall have) access to the Required Information, (ii) on which the conditions set forth in Section 8.01(a), Section 8.01(b), and Section 8.02(c) shall have been satisfied or waived, and (iii) throughout and at the end of which nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 8.01 and Section 8.02 to fail to be satisfied assuming that the Closing Date were scheduled on the last day of such 15 consecutive Business Day period, provided, that (x) if the Marketing Period has not been completed on or prior to August 19, 2016, the Marketing Period shall commence no earlier than September 6, 2016, (y) if the Marketing Period has not been completed on or prior to December 16, 2016, the Marketing Period shall commence no earlier than January 3, 2017, and (z) November 23, 2016 and November 25, 2016 shall be excluded from the determination of such 15 consecutive Business Day period. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the 15 consecutive Business Day period described above if the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such fifteen (15) consecutive Business Day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced, or informed Parent, that it has concluded no such restatement is required in accordance with GAAP, (B) the independent accountants of the Company shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such independent accountants or another independent public accounting firm reasonably acceptable to Parent, or (C) any such Required Information shall cease to be Compliant or any such information ceases to meet the requirement of Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such Required Information is updated or supplemented so that it is Compliant. If at any time the Company shall in good faith reasonably believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such delivery of such Required Information as has been identified in such notice, unless Parent in good faith reasonably believes that Company has not completed the delivery of the Required

Information and, within three Business Days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered).

“NASDAQ” means, with respect to the Company, the NASDAQ Global Select Market.

“Open Source Material” means software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

“Order” means any order, writ, injunction, decree, consent decree, judgment, ruling, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

“Parent Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate would reasonably be expected to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions.

“Parent Termination Fee” means (a) $130,000,000 or (b) in the event that the termination of this Agreement by the Company pursuant to Section 9.01(h) or Section 9.01(i) primarily arises from the commission of a Willful Breach by Parent or Merger Sub of this Agreement, $150,000,000; provided that in each case such amount shall be reduced by the amount of the Company Termination Fee (as defined in the Mitel Merger Agreement as of April 15, 2016) after payment by Parent of the Company Termination Fee (as defined in the Mitel Merger Agreement as of April 15, 2016) to the Company in accordance with Section 6.05.

“Party” means each of Parent, Merger Sub and the Company individually, as the context requires, and “Parties” means all of them collectively.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Financial Statements or (with respect to such Liens arising after the date of this Agreement) on the financial books and records of the Company, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Financial Statements, or (with respect to such Liens arising after the date of this Agreement) on the financial books and records of the Company, (iii) Liens reflected on the Company Balance Sheet, (iv) zoning, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property in any manner that would reasonably be expected to materially impair the continued use and operation of the Leased Real Property as presently conducted, (v) Liens to secure indebtedness pursuant to the Loan Documents to be released as of the Effective Time, (vi) non-exclusive licenses with respect to Company Owned Intellectual Property Rights that are entered into in the ordinary course of business, (vii) statutory, common law or contractual liens of landlords, (viii) title defects, encumbrances or irregularities that do not secure the payment of a sum of money or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Affiliates as presently conducted, and (ix) any Liens set forth on Section 1.01 of the Company Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority or arbitrator (public or private), or group (within the meaning of Section 13(d)(3) of the Exchange Act).

“Personal Data” means an identifiable individual’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Company or any of its Subsidiaries allows the identification of or contact with an individual.

“Proceeding” means any suit, audit, action, claim, litigation, arbitration, mediation, hearing, public inquiry, or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private or whether written or oral) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator (public or private).

“Related Persons” shall mean, with respect to any Person, each of such Person’s former, current and future direct or indirect equity holders, controlling persons, partners, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees.

“Release” shall have the same meaning as under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Section 9601 (22).

“Representative” means a Person and its Subsidiaries’ directors, officers, employees, Affiliates, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Information” means (a) (i) audited consolidated balance sheets and related statements of income and cash flows of the Company for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 (it being agreed by that the foregoing have been received) and (ii) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for the fiscal quarter ended March 31, 2016 (it being agreed that the foregoing has been received) and if the Marketing Period has not commenced prior to (x) August 15, 2016, the fiscal quarter ending June 30, 2016 or (y) November 15, 2016, the fiscal quarter ending September 30, 2016 and (b) other customary and readily available information regarding the business of the Company and its Subsidiaries necessary for the preparation of the “CIM” referred to in clause (c) of the second full paragraph of Section 3 of the Debt Commitment Letter.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means a “significant subsidiary” as such term is defined in Rule 12b-2 under the Exchange Act.

“Sponsor” means Siris Capital Group, LLC.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, a majority of the equity interests therein or (ii) has the right to appoint a majority of the directors or managers.

“Tax” means (i) any and all federal, state, provincial, local, non-U.S. and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents to be supplied to any Governmental Authority with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means any Contract binding a Party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Third Party” means any Person other than Parent, Merger Sub, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(a)

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Company Confidentiality Agreement	Section 5.02(a)
Agreement	Preamble
Alternate Debt Commitment Letter	Section 7.03(c)
Alternate Debt Financing	Section 7.03(c)
Alternative Company Acquisition Agreement	Section 5.02(a)
Anti-Takeover Law	Section 3.02(b)
Appraisal Shares	Section 2.05
Award	Section 10.10(c)
Book-Entry Shares	Section 2.03(c)
Bundeskartellamt	Section 7.01(b)
Certificate	Section 2.03(c)
Certificate of Merger	Section 2.02(a)
Change of Control Severance Agreement	Section 5.01(n)
China Establishments	Section 3.15(g)
Closing	Section 2.01
Commitment Letters	Section 4.05(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.02(b)

Term	Section
Company Capitalization Representations	Section 8.02(a)(iii)
Company Cash Consideration	Section 2.06(a)
Company Financial Statements	Section 3.08
Company Indemnified Party	Section 6.03(a)
Company Material Contract	Section 3.19
Company Plan	Section 3.17(a)
Company SEC Documents	Section 3.07(a)
Company Securities	Section 3.05(b)
Company Specified Representations	Section 8.02(a)(ii)
Company Stock Option Award	Section 2.08(a)
Company Stockholder Approval	Section 3.02(a)
Company Stockholders Meeting	Section 5.03
Company Subsidiary Securities	Section 3.06(b)
Continuing Employee	Section 6.04
Continuing Employees	Section 6.04
D&O Insurance	Section 6.03(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Debt Financing Source Parties	Section 10.07
Debt Financing Source Party	Section 10.07
Debt FS Provisions	Section 10.07
Definitive Financing Agreements	Section 4.05(b)
DGCL	Recitals
EDGAR	Article 3
Effective Time	Section 2.02(a)
Enforceability Limitations	Section 3.02(a)
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
FCPA	Section 3.24
Financing	Section 4.05(a)
Guarantors	Recitals
internal controls	Section 3.07(g)
Lenders	Section 4.05(a)
Limited Guarantee	Recitals
Loan Documents	Section 5.05
Merger	Recitals
Merger Consideration	Section 2.03(b)
Merger Sub	Preamble
Merger Sub Parent	Recitals
Multiemployer Plan	Section 3.17(c)
Non-U.S. Company Plan	Section 3.17(a)
Outside Date	Section 9.01(c)
Parent	Preamble
Parent Managing Member	Recitals
Parent Specified Representations	Section 8.03(a)(ii)

Term	Section
Paying Agent	Section 2.06(a)
Payment Fund	Section 2.06(a)
Pre-Closing Period	Section 5.01
Privacy Policy	Section 3.15(e)
Proxy Statement	Section 3.09
Public Official	Section 3.24
Public Statement	Section 7.04
Real Property Leases	Section 3.14(b)
Registered Intellectual Property Rights	Section 3.15(a)
Required Jurisdictions	Section 7.01(b)
262	Section 2.05
Shares	Recitals
Surviving Corporation	Section 2.02(a)
Top Channel Partners and Contract Manufacturers	Section 3.23
Transactions	Recitals
U.S. Company Plan	Section 3.17(a)

Section 1.02 Other Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. Any disclosure in any section of the Company Disclosure Letter of information that is also filed with or disclosed in any Company SEC Document shall not be deemed a representation that there is no other information filed with or disclosed in any Company SEC Document that would qualify the corresponding representation. All disclosures in the Company Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(e) Any reference in a particular Section of the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of Parent and Merger Sub that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of Parent and Merger Sub that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Parent Disclosure Letter shall not be deemed to constitute an admission by the Parent or Merger Sub, or to otherwise imply, that any such matter is material, is required to be disclosed by Parent or Merger Sub under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Parent Disclosure Letter relating to any possible breach or violation by Parent or Merger Sub of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. All disclosures in the Parent Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(f) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(h) The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(i) Any reference to a Party or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(j) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(k) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the legislation or provision as exists as of the date that such representation or warranty is made.

(l) A reference to any Contract (including this Agreement) is to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms thereof, except that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed on such schedule in order to be included in such reference.

(m) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(n) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(o) Time is of the essence with respect to the performance of this Agreement.

(p) References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively.

(q) References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified.

(r) If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(s) Whenever the phrase “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice,” whether or not it is in fact followed by those words or words of like import.

ARTICLE 2

THE MERGER

Section 2.01 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place via the electronic exchange of signatures and documentation as soon as practicable, but in any event within three (3) Business Days, following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 8 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions); provided, however, the Closing may occur on such other date or at such other time and place as agreed to in writing by Parent and the Company; provided, further, that documents may be delivered and exchanged at the Closing by facsimile, PDF or other electronic means; provided, further, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 8 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions), the Closing shall occur on the date following the satisfaction or, to the extent permitted hereunder, waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent and (b) the third (3rd) Business Day following the final day of the Marketing Period.

Section 2.02 The Merger.

(a) On the Closing Date, the Parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) satisfying the applicable requirements of, and executed in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time (to the extent permitted by the DGCL) as agreed by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”). As a result of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue its existence as a wholly owned indirect subsidiary of Parent under the Law of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(c) At the Effective Time, subject to Section 6.03, (i) by virtue of the Merger, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Exhibit A, and (ii) the Parties shall cause the bylaws of Merger Sub in effect immediately prior to the Effective Time to be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of the Company, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d) From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the DGCL and as provided in the certificate of incorporation and bylaws of the Surviving Corporation. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the DGCL and as provided in the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.03 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective shareholders or stockholders, as applicable:

(a) all Shares that are owned, directly or indirectly, by Parent or any of its Subsidiaries (including Merger Sub) or the Company (including Shares held as treasury stock or otherwise) or any of its wholly owned Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(b) each Share issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 2.03(a) and (ii) Appraisal Shares subject to the provisions of Section 2.05) shall be cancelled and converted into the right to receive, subject to the other provisions of this Article 2, $12.50 in cash, without interest (such amount for each such Share, the “Merger Consideration”);

(c) each holder of a Share cancelled and converted into the right to receive the Merger Consideration pursuant to Section 2.03(b) (i) represented by a certificate (a “Certificate”) or (ii) held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the amount of Merger Consideration due to such holder pursuant to this Section 2.03, without interest, subject to compliance with the procedures set forth in Section 2.06; and

(d) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(e) The Surviving Corporation shall issue 100,000 shares of common stock of the Surviving Corporation to Merger Sub Parent or Parent in consideration for the payment of the Merger Consideration.

Section 2.04 Certain Adjustments. Without limiting the provisions of this Agreement, if, from the date of this Agreement until the Effective Time, the outstanding Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar transaction, the Merger Consideration and any items on which the calculation of the Merger Consideration depends, as the case may be, shall be correspondingly adjusted as appropriate to provide the holders of Shares (including the holders of Company Stock Option Awards, Company RSU Awards and Company Performance Share Awards) the same economic effect as contemplated by this Agreement prior to such event.

Section 2.05 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Shares and who has not effectively withdrawn or lost such Person’s right to appraisal of such Shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.03, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares to the extent permitted by and in accordance with Section 262; provided, however, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.03. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or waive any failure to timely deliver in writing in accordance with the DGCL, any such demands, or agree to do any of the foregoing.

Section 2.06 Exchange of Shares.

(a) Prior to the mailing of the Proxy Statement, Parent shall enter into a customary paying agent agreement, reasonably acceptable to the Company, with a nationally recognized financial institution designated by Parent, which (at Parent’s option) may be the transfer agent for Shares, or such other Person reasonably acceptable to the Company (the “Paying Agent”). At or immediately following the Effective Time, (i) the Company or the Surviving Corporation, as the case may be, shall provide to the Paying Agent from its bank accounts in the United States cash in an aggregate amount equal to the amount set forth in Section 8.02(e), or such lesser or (if available, in the Company’s reasonable determination) greater amount as Parent shall have specified by written notice to the Company, delivered at least one (1) day prior to the Closing Date (the “Company Cash Consideration”) and (ii) Parent shall provide or shall cause Merger Sub Parent to provide to the Paying Agent cash in an aggregate amount necessary to pay the remaining cash portion of the aggregate Merger Consideration (such cash provided to the Paying Agent is hereinafter referred to as the “Payment Fund”). In the event the Payment Fund shall be insufficient to make the payments in connection with the aggregate Merger Consideration contemplated by Section 2.03 (including as a result of any losses resulting from the investments contemplated in Section 2.06(i)), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency. The Paying Agent shall deliver the aggregate Merger Consideration to be issued pursuant to Section 2.03 out of the Payment Fund. Except as provided in Section 2.06(i), the Payment Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Paying Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, to each holder of record of a Certificate whose Shares were converted into the Merger Consideration pursuant to Section 2.03, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in customary form, be reasonably acceptable to the Company, and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with a letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the Merger Consideration due to such holder subject to, and in accordance with Section 2.03(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of a Share that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the applicable form of Merger Consideration that such holder is entitled to receive pursuant to this Article 2. Each holder of record of one (1) or more Book-Entry Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.03 shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, the Merger Consideration due to such holder, subject to, and in accordance with Section 2.03(c), and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) The Merger Consideration issued and paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(d) Any portion of the Payment Fund that remains undistributed to the former holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Shares who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration.

(e) Any portion of the aggregate Merger Consideration deposited with the Paying Agent pursuant to this Section 2.06 to pay for Shares for which appraisal rights shall have been perfected pursuant to Section 262 of the DGCL shall be returned to the Surviving Corporation upon the Surviving Corporation’s demand.

(f) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit and indemnification, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this Article 2.

(h) The Paying Agent shall invest the cash included in the Payment Fund as directed by Parent; provided, however, no such investment income or gain or loss thereon shall affect the amounts payable to holders of Shares. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent (or Merger Sub Parent, as the case may be) payable to Parent (or Merger Sub Parent, as the case may be) upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Shares; provided, however, any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Shares pursuant to this Article 2.

(i) Parent, Merger Sub Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. tax Law. Any amount deducted or withheld pursuant to this Section 2.07(j) and paid over to the relevant taxing authority shall be treated as having been paid to the holder of Shares in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

Section 2.07 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.08 Company Stock Based Plans.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of options to purchase shares of Company Stock that is outstanding immediately prior to the Effective Time (a “Company Stock Option Award”), regardless of whether vested or unvested, shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option Award as soon as practicable following the Effective Time, but in no event later than five (5) Business Days thereafter, by a payroll payment an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per share of Company Stock underlying such Company Stock Option Award multiplied by (ii) the number of shares of Company Stock underlying such Company Stock Option Award; provided, that Parent may, in its sole discretion, cause the Paying Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 2.08(a) rather than the Surviving Corporation.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders hereof, each Company RSU Award and Company Performance Share Award that is outstanding immediately prior to the Effective Time, regardless of whether vested or unvested, shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company RSU Award or Company Performance Share Award as soon as practicable following the Effective Time, but in no event later than five (5) Business Days thereafter, by a payroll payment an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares of Company Stock underlying such Company RSU Award or Company Performance Share Award (which shall be 100% of any portion of the Company Performance Share Award for which the applicable performance-based vesting criteria previously have been met and 100% of the target number of shares of Company Stock set forth in the applicable award agreement governing the Company Performance Share Award as applied to any portion of the Company Performance Share Award that remains subject to performance-based vesting criteria, in each case to the extent such portion is outstanding immediately prior to the Effective Time); provided, that Parent may, in its sole discretion, cause the Paying Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 2.08(b) rather than the Surviving Corporation.

(c) Except as otherwise provided in this Agreement, following the Effective Time, no holder of a Company Stock Option Award, Company RSU Award or Company Performance Share Award or any participant in a Company Plan or other employee benefit arrangement of the Company or any of its Subsidiaries or under any employment agreement, shall have any right hereunder to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Surviving Corporation or its Subsidiaries.

Section 2.09 Tax Treatment. The Parties shall treat the payment pursuant to the Merger of the Merger Consideration that is funded by Company Cash Consideration or by a third party loan to Merger Sub or the Surviving Corporation as a distribution in redemption of Shares subject to the provisions of Section 302(a) of the Code for U.S. federal income Tax purposes and shall take no position for U.S. federal income Tax purposes inconsistent therewith except to the extent otherwise required by a good faith resolution of a Tax contest.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter (subject to the first sentence of Section 1.02(d)) or (b) as disclosed in the Company SEC Documents filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC after one (1) Business Day prior to the date hereof; (ii) excluding any disclosures contained under the heading “Risk Factors” that are not historical facts and any disclosure of risks included in any general “forward-looking statements” disclaimer or other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature; and (iii) not in respect of Section 3.10(b)), but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, the Company represents and warrants to Parent and Merger Sub that:

Section 3.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Company Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. Prior to the date of this Agreement, the

Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement. The Company is not in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate power and authority and, except (if required by applicable Law) for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Transactions. This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors’ rights generally or by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Limitations”).

(b) At a meeting duly called and held, the Company Board, has by the unanimous vote of all directors of the Company: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted this Agreement and approved the Transactions in accordance with the requirements of the DGCL; (iii) declared the advisability of this Agreement; (iv) resolved to recommend that the stockholders of the Company approve this Agreement (the unanimous recommendation of the Company Board that the stockholders of the Company approve this Agreement being referred to as the “Company Board Recommendation”); (v) directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose; and (vi) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in Section 203 of the DGCL or, to the Knowledge of the Company, set forth in any other Law (each such Law, whether or not known by the Company, an “Anti-Takeover Law”) that, in the absence of such resolution, would apply to the Merger or any of the other Transactions. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger, (b) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (d) compliance with any applicable requirements of the NASDAQ, and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions by the Company do not and will not (a) assuming the authorizations, consents and approvals referred to in Section 3.03 are obtained, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming the authorizations, consents and approvals referred to in Section 3.03 are obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) assuming the authorizations, consents and approvals referred to in Section 3.03 are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien and Liens contemplated by the Debt Financing, on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.05 Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Stock, par value $0.0005 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of the close of business on July 1, 2016, there were (i) 135,771,498 Shares outstanding; (ii) no shares of preferred stock of the Company outstanding; (iii) 32 Company Stock Option Awards outstanding, exercisable to purchase 147,559 shares of Company Stock in the aggregate, all of which are vested Company Stock Option Awards; (iv) 3,754 Company RSU Awards outstanding, representing the right to receive 5,600,985 shares of Company Stock in the aggregate; and (v) 169 Company Performance Share Awards outstanding, representing the right to receive 1,790,171 shares of Company Stock in the aggregate (assuming such awards vest at 100% of target). The Company does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(b) Section 3.05(b) of the Company Disclosure Letter contains a correct and complete list by person as of the close of business on July 1, 2016 of Company Stock Option

Awards, Company RSU Awards and Company Performance Share Awards, including the number of Company Stock Option Awards, Company RSU Awards and Company Performance Share Awards, the grant date, the exercise price (where applicable), the vesting date, and the maximum number of Shares that may be issued with respect to each Company Stock Option Award, Company RSU Award and Company Performance Share Award. Except, (w) as set forth in Section 3.05(a), (x) for any Shares issued upon the exercise of Company Stock Option Awards and the vesting of Company RSU Awards and Company Performance Share Awards set forth in Section 3.05(a), (y) pursuant to the Company ESPP, or (z) for any Company Securities the issuance of which was permitted by Section 5.01 or was consented to by Parent, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, deliver, or sell any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv), together with the Shares, Company Stock Option Awards, Company RSU Awards, Company Performance Share Awards and any other equity interests in the Company, being referred to collectively as the “Company Securities”).

(c) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, and neither the Company nor any of its Subsidiaries maintains an employee stock purchase plan other than the Company ESPP. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities.

Section 3.06 Subsidiaries.

(a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the Law of its jurisdiction of incorporation or organization, except where the failure to be in good standing can be corrected without the payment of a material sum. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. Section 3.06(b) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Each Subsidiary of the Company is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (x) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (y) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (z) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii), together with the capital stock of, other voting securities of, and any other equity interests in each Subsidiary of the Company being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 3.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since December 31, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) The Company has heretofore furnished or made available to Parent complete and correct copies of all comment letters from the SEC since December 31, 2013 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is timely accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure of such information in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The management of the Company has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015, and such assessment concluded that such controls were effective as of such date.

(g) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of Company consolidated financial statements for external purposes in accordance with GAAP and applicable Law. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of March 31, 2016, neither the Company nor its auditors had identified any significant deficiencies or material weaknesses in the Company’s internal controls and, as of the date of this Agreement, to the Knowledge of the Company, nothing has come to the attention of the Company that has caused the Company to believe that there are any material weaknesses or significant deficiencies in such internal controls. To the Knowledge of the Company, since December 31, 2015, no complaints from any source regarding accounting, internal controls or auditing matters have been received by the Company, which, if the allegations underlying such complaints were true, would be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, and the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

(h) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(i) The Company is in compliance, and has complied since December 31, 2013, in each case in all material respects, with the applicable provisions of the Sarbanes-Oxley Act.

(j) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

Section 3.08 Financial Statements. The audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (the “Company Financial Statements”) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited condensed consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited condensed consolidated interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act).

Section 3.09 Disclosure Documents. None of the documents required to be filed by the Company with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 3.09, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the definitive proxy statement at the time it becomes effective to be sent to the Company stockholders in connection with the Merger and the other Transactions (including any amendments or supplements, the “Proxy Statement”) will, at the date it is first mailed to the Company stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.10 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects (except for actions taken in connection with this Agreement) and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01.

(b) Since the Company Balance Sheet Date, there has not been a Company Material Adverse Effect.

Section 3.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of, in connection with this Agreement or the Transactions;

(d) liabilities or obligations that have been discharged or paid in full prior to the date of this Agreement; and

(e) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Compliance with Law and Court Orders; Governmental Authorizations.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is and since December 31, 2013 has been in compliance with all applicable Laws and Orders, and to the Knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority or arbitrator (public or private) outstanding against the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. The Company and each of its Subsidiaries is and since December 31, 2013, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and since December 31, 2013, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization and which allegations in such written notice have not been fully resolved to the satisfaction of such Governmental Authority prior to the date hereof.

Section 3.13 Litigation. There is no material Proceeding or, to the Knowledge of the Company, material investigation, pending against, or, to the Knowledge of the Company, threatened by or in writing against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacities as such or related to their activities with the Company or any Subsidiary) nor is the Company or any of its Subsidiaries subject to any material Order of, settlement agreement or other similar written agreement by any Governmental Authority or arbitrator (public or private) under which the Company or any such Subsidiary has any outstanding legal obligations.

Section 3.14 Properties.

(a) Neither the Company nor any of its Subsidiaries own any real property or is a party to any Contract (including any option agreement) to purchase any interest in real property.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth as of the date of this Agreement, the address of all Leased Real Property over 5,000 square feet, the identity of the lessor, lessee and current occupant (if different from the lessee) of such Leased Real Property and a list, as of the date of this Agreement, of all such leases, subleases, licenses and other occupancy agreements related thereto, including all amendments and supplements thereto and guaranties thereof (the “Real Property Leases”). The Company has made available to Parent complete, correct and accurate copies of each Real Property Lease. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Leased Real Property over 5,000 square feet or any portion thereof. The Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in the conduct of their respective businesses.

(c) The Company or one of its Subsidiaries owns good and valid and legally compliant leasehold title (to the extent such concepts are applicable in the jurisdiction(s) governing such leasehold title) to the Leased Real Property free and clear of all Liens, except (i) Permitted Liens and (ii) in respects that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.15 Intellectual Property.

(a) The Company and its Subsidiaries own or have a valid and enforceable license to use all Intellectual Property Rights necessary to, or material and used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. Except as set forth on Section 3.15(a) of the Company Disclosure Letter, the Company and its Subsidiaries own and possess all right, title and interest in and to the Company Owned Intellectual Property Rights free and clear of all Liens. Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all Company Owned Intellectual Property Rights registered, issued or the subject of a pending application with a Governmental Authority (“Registered Intellectual Property Rights”) and (ii) all material unregistered trademarks. To the Knowledge of the Company, all of the registrations, issuances and applications set forth on Section 3.15(a) of the Company Disclosure Letter are (as applicable) valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. Nothing in this Section 3.15(a) shall be deemed to be a representation or warranty regarding the infringement or misappropriation of the Intellectual Property Rights of any Person, for which the sole representations and warranties are set forth in Section 3.15(b).

(b) As of the date of this Agreement, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries. Since January 1, 2013, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person except as was not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no Proceeding to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, investigation, pending against or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the

Company or any of its Subsidiaries in any of the Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights, (B) alleging that any Company Intellectual Property Right is invalid or unenforceable, or seeking to oppose or cancel any Company Owned Intellectual Property Right, or (C) alleging that the use of any Company Intellectual Property Rights or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for each of (A), (B) and (C) for matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Since January 1, 2013, none of the Company Owned Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part. Since January 1, 2013, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property Rights, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) The IT Assets, taken as a whole, operate and perform in a manner that permits the Company and each of its Subsidiaries to conduct its business in all material respects as currently conducted. Since January 1, 2013, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable actions reasonably necessary to protect the confidentiality, integrity and security of material IT Assets in the control of the Company and its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (ii) no Person has gained unauthorized access to such material IT Assets (or, to the Knowledge of the Company, the information and transactions stored or contained therein or transmitted thereby). To the Knowledge of the Company, the IT Assets and Company Owned Intellectual Property Rights do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software, other than documented security features.

(e) The Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of Personal Data, a true, correct and complete copy of which has been made available to Parent prior to the date hereof. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is in compliance with all applicable Laws regarding the collection, use and protection of Personal Data and with the Company’s and its Subsidiaries’ Privacy Policy. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries take commercially reasonable actions (including implementing and monitoring compliance with measures with respect to technical and physical security) intended to protect Personal Data maintained by the Company or any of its Subsidiaries against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Company’s Knowledge, since January 1, 2013, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data maintained by the Company or any of its Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The execution, delivery and performance of this Agreement and all related documents and the consummation of the Transactions do not materially violate any Privacy Policy that applies as of the date of this Agreement to any Personal Data currently retained by the Company or any of its Subsidiaries. Upon Closing, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and/or its applicable Subsidiaries will continue to have the right to use such Personal Data on identical terms and conditions as the Company or its Subsidiaries enjoyed immediately prior to the Closing.

(f) The Company and each Subsidiary are in material compliance with the terms and conditions of all licenses for any Open Source Material used by the Company and/or each Subsidiary. The Company and each Subsidiary have not used Open Source Material in such a way that would require, as a condition of use, modification or distribution of such Open Source Material, that any software code material to Company’s or a Subsidiary’s business, and owned by the Company or its Subsidiaries to be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge.

(g) Each present or past employee, officer, director, consultant or any other Person who has developed any Intellectual Property Rights (including any software) for the Company or a Subsidiary that is material to the business of the Company or a Subsidiary has executed a valid and enforceable Contract with the Company or one of its Subsidiaries that (i) where the Company or a Subsidiary intended to own such Intellectual Property, conveys to the Company or one or more of its Subsidiaries any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or one or more of its Subsidiaries (and which Contract, in the case of Polycom Communication Solutions (Beijing) Co., Ltd., Polycom Communication Technology (Beijing) Co., Ltd. and the Beijing Representative Office of Polycom (Netherlands) B. V. (collectively, the “China Establishments”), do not require any future payments in order for the applicable China Establishment to own all right, title and interest in and to all such Intellectual Property), (ii) requires such Person if such Person is or was an employee, during and after the term of employment, to cooperate with the Company or one or more of its Subsidiaries in the prosecution of any patent applications filed in connection with such Intellectual Property and (iii) obligates such Person to keep any confidential information, including trade secrets, of the Company and its Subsidiaries confidential both during and for a reasonable period after the term of employment or Contract.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Letter, the Company and its Subsidiaries are not a party to any Contracts that, as a result of the Transactions, would require Parent or its Subsidiaries to assign, license, grant a non-assert or make available to any other Person any Company Owned Intellectual Property Rights, or restrict the use or license by Parent or any of its Subsidiaries of any such Intellectual Property Rights, in each case, in a manner that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 3.16 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) Each Tax Return required to be filed with any Governmental Authority by the Company or any of its Subsidiaries has been filed when due (taking into account extensions) and is accurate and complete;

(i) the Company and each of its Subsidiaries has timely paid to the appropriate Governmental Authority all Taxes due and payable, except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Company Financial Statements;

(ii) the Company and each of its Subsidiaries has complied with all applicable Law relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Company Financial Statements;

(iii) the Company and each of its Subsidiaries have established adequate accruals or reserves, in accordance with GAAP, for all Taxes for taxable periods beginning on or after the date of the most recent Company Financial Statements;

(iv) there is no Proceeding or, to the Company’s Knowledge, investigation, pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and

(v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) (i) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) neither the Company nor any of its Subsidiaries has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), and (iii) neither the Company nor any of its Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(c) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d) No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

Section 3.17 Employees and Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Company Plan, provided, however, that such list as of the date hereof will identify the material Company Plans based on the Company’s commercially reasonable efforts and provided further, that the Company will be permitted to update such list within 60 days following the date hereof and such updates will be deemed to have been made as of the date hereof. For purposes of this Agreement, (i) “Company Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment agreement, severance agreement or plan, and each other plan, program, fund, or agreement, whether written or unwritten, providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), vacation, health or medical benefits, disability or sick leave payments, change of control payments, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Affiliates and covers any current or former employee, officer, director, or other service provider of the Company or any of its Affiliates, or with respect to which the Company or any of its Affiliates has any liability, other than a Multiemployer Plan; (ii) “Non-U.S. Company Plan” means each Company Plan that primarily covers current or former employees, officers, directors or other service providers of the Company or any of its Affiliates based outside of the United States and/or which is governed by the Law of any jurisdiction outside of the United States (other than any plan or program maintained by a Governmental Authority to which the Company or any of its Affiliates is required to contribute pursuant to applicable Law); and (iii) “U.S. Company Plan” means each Company Plan that is not a Non-U.S. Company Plan. The Company has made available to Parent with respect to each material U.S. Company Plan: (A) copies of all material documents embodying and relating to each such U.S. Company Plan, including the plan document, all amendments thereto and all related trust documents, (B) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, required under ERISA or the Code in connection therewith or its related trust, (C) the most recent actuarial report (if applicable), (D) the most recent summary plan description, if any, required under ERISA, and (E) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such U.S. Company Plan intended to be qualified under Section 401(a) of the Code.

(b) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored, a (i) single employer plan or other pension plan that is subject to Title IV of ERISA or the funding requirements of Section 302 of ERISA or Section 412 of the Code or (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code.

(c) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) With respect to each of the U.S. Company Plans, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole: (i) each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and to the Company’s Knowledge no event has occurred that has caused or could reasonably be expected to cause the loss of such qualification, (ii) all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a U.S. Company Plan, any Collective Bargaining Agreement, or by applicable Law (including, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan, Collective Bargaining Agreement or applicable Law, (iii) no proceeding has been threatened in writing, instituted or, to the Knowledge of the Company, is anticipated against any of the U.S. Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, any of the Company’s ERISA Affiliates, or any of the assets of any trust of any of the U.S. Company Plans, (iv) each U.S. Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including, ERISA and the Code, (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the U.S. Company Plans, (vi) no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation, or any other Governmental Authority, and (vii) no U.S. Company Plan provides any employer premium subsidies with respect to post-retirement health and welfare benefits for any current or former employee of the Company or its Subsidiaries. Except as set forth on the Company Balance Sheet, none of the Company or its Subsidiaries or any of its ERISA Affiliates has any material current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of any of the Company or its Subsidiaries or any of its ERISA Affiliates, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs.

(e) Except as set forth in Section 3.17(e) of the Company Disclosure Letter, the consummation of the Transactions will not (either alone or together with any other event) (i) entitle any employee, officer, director, or other independent contractor of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries to severance pay under a material Company Plan (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any material Company Plan, (iii) increase the amount payable or trigger any other financial obligation pursuant to any material Company Plan, or (iv) result in any amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code. Except as set forth in Section 3.17(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(f) The Company has made available to Parent copies of all material documents embodying and relating to each material Non-U.S. Company Plan, including, but not limited to, the Non-U.S. Company Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent Tax Return filing, in each case, to the extent applicable, provided, however, that such documents made available as of the date hereof will be based on the Company’s commercially reasonable efforts, and provided further, that the Company will be permitted to make available additional documents within 60 days following the date hereof and such additional documents will be deemed to have been made as of the date hereof. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Law.

(g) Each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(h) Section 3.17(h) of the Company Disclosure Letter contains a true and complete list identifying each Collective Bargaining Agreement.

(i) Except as has not resulted in, and would not reasonably be expected to result in, a material liability to the Company and its Subsidiaries, taken as a whole, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the Knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or arbitrator (public or private) that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iv) there are no current or, to the Knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two (2) years preceding the date of this Agreement; (v) the execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any Collective Bargaining Agreement; (vi) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law; (vii) the Company and its Subsidiaries are in compliance in all respects with (x) the Worker Adjustment and Retraining Notification Act of 1988, or any similar applicable Law relating to plant closings and layoffs and (y) applicable Law respecting labor, employment, immigration, fair employment practices (including equal employment opportunity Law), terms and conditions of employment, classification of employees, workers’ compensation and mandatory social insurance, occupational safety and health, affirmative action, plant closings, and wages and hours.

Section 3.18 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, or, to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and, since December 31, 2013, have been in compliance with all applicable Environmental Laws and all of the Company’s necessary Environmental Permits.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substance, which would be reasonably likely to form the basis of any Environmental Claim against the Company, any of its Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

Section 3.19 Material Contracts. (a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement, but excluding any purchase orders, invoices, requisition forms, or other form purchasing documents:

(i) (A) contains any exclusivity or similar provision that is binding on the Company or any of its Subsidiaries (or would purport to be binding, after the Effective Time, on Parent or any of its Subsidiaries) or (B) otherwise limits or restricts the Company or any of its Subsidiaries (or would purport to limit or restrict, after the Effective Time, Parent or any of its Subsidiaries) from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case of clause (A) and clauses (1), (2) and (3) of clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, or (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party, in each case of clauses (A) and (B) that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a joint venture, strategic alliance or partnership agreement that either (A) is material to the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $1,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000 individually;

(v) is a Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1,000,000;

(vi) is a material Contract with respect to any Company Intellectual Property and not for “off-the-shelf” software or hardware generally commercially available on standard and non-discriminatory terms;

(vii) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement, in each case for the purchase or sale of a corporation, partnership, or other business organization or business thereof (including all or substantially all of the assets of such business), pursuant to which (A) the Company reasonably expects that it is required to pay total consideration including assumption of debt after the date of this Agreement to be in excess of $1,000,000, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1,000,000 or (C) any other Person has the right to acquire any equity interests in the Company or any of its Subsidiaries;

(viii) is a settlement or similar agreement with any Governmental Authority or arbitrator (public or private) (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority or arbitrator (public or private) (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving performance on or after the date hereof by the Company or any of its Subsidiaries;

(ix) any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments from the Company or any Subsidiary in excess of $1,000,000 in the aggregate;

(x) any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $1,000,000 per twelve-month period after the date of this Agreement;

(xi) any Contract with the Top Channel Partners and Contract Manufacturers;

(xii) any Contract that contains a change in control provision that would be triggered in connection with consummation of the Transactions, provided that (i) such Contract has provided $15,000,000 or more of revenue to the Company or any of its Subsidiaries, individually or in the aggregate, in the twelve-month period prior to the date of this Agreement, or would reasonably be expected to provide $15,000,000 or more of revenue to the Company or any of its Subsidiaries, individually or in the aggregate, in the twelve-month period after the date of this Agreement, or (ii) such change in control provision expressly requires aggregate payments by the Company or any its Subsidiaries, individually or in the aggregate, in excess of $500,000;

(xiii) any Contract between the Company or any of its Significant Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Significant Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Significant Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Company Plans;

(xiv) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) “milestone” or other similar contingent payments to be made to or by the Company or any of its Subsidiaries upon the achievement of certain milestones, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case (x) which payments after the date hereof would reasonably be expected to be more than $1,000,000 in the twelve (12) month period following the date hereof and (y) that cannot be terminated by the Company or such Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(xvi) any material collective bargaining agreement or other material Contract with any labor union;

(xvii) any Contract (including any option agreement) to purchase or sell any interest in real property, and any Real Property Lease;

(xviii) any Contract relating to the indemnification of a Company Indemnified Party that deviates from the form of indemnification agreement made available to Parent; or

(xix) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xix) is referred to herein as a “Company Material Contract.”

(b) Except for this Agreement or as set forth in Section 3.19(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Each Company Material Contract is valid and binding and in full force and effect and, to the Company’s Knowledge, enforceable against the other party or parties thereto in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. Since December 31, 2014, (i) except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Material Contract, is in violation of any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and (ii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract which has not been cured or resolved. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent.

Section 3.20 Finders’ Fees, etc. Except for Morgan Stanley & Co LLC and except as set forth on Section 3.20 of the Company Disclosure Letter, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions. Set forth on Section 3.20 of the Company Disclosure Letter is a good faith estimate, as of the date of this Agreement, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair to such holders from a financial point of view, and a copy of such opinion will be delivered to Parent concurrently with the execution and delivery of this Agreement for informational purposes.

Section 3.22 Anti-Takeover Law. The Company Board has taken all action necessary to exempt the Transactions from the restrictions applicable to business combinations included in Section 203 of the DGCL pursuant to subsection (b)(3) thereof and the restrictions applicable to business combinations contained in Section 203(a) of the DGCL are not applicable to the execution, delivery or performance of this Agreement or to the consummation of the Transactions. Except for the foregoing, the Company is not subject to any Anti-Takeover Law that would apply to the Transactions.

Section 3.23 Customers and Suppliers. Section 3.23 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest channel partners and five (5) largest contractor manufacturers (in dollar volume) of the business of the Company and its Subsidiaries during the 2015 fiscal year and the first fiscal quarter of 2016 and the revenue attributed to such channel partners or spent with such contract manufacturers in such fiscal year and the first fiscal quarter of 2016 (the “Top Channel Partners and Contract Manufacturers”).

Section 3.24 Anti-Corruption; Anti-Money Laundering. In the last five (5) years, the Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Law, including (i) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”), (ii) the U.K. Bribery Act 2010, (iii) any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and (iv) any other applicable Law of similar purpose and scope in any jurisdiction. In the last five (5) years, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any (x) agent or representative of the Company or any of its Subsidiaries in connection with its performance of its business with the Company or (y) employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (a) which would violate any applicable anti-corruption Law; or (b) to or for a Public Official with the intention of: (i) improperly influencing any official act or decision of such Public Official; (ii) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (iii) securing any improper advantage in each case in violation of applicable anti-corruption Law. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office, but it does not include employees who are members of the reserve components of the United States Armed Forces. No officer or director of the Company or any of its Subsidiaries is a Public Official and, to the Company’s Knowledge, no employee of the Company or any of its Subsidiaries (in each case, that is not a director or officer) is a non-U.S. Public Official. In the last five (5) years, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, (x) any agent or representative of the Company or any of its Subsidiaries in connection with its performance of its business with the Company, or (y) employee of the Company or any of its Subsidiaries has violated or operated in noncompliance with any, been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority in any way relating to anti-corruption or anti-money laundering Law or Law related to terrorism financing. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives with applicable anti-corruption Law, anti-money laundering Law and applicable Law related to terrorism financing.

Section 3.25 Insurance. Each of the insurance policies and self- insurance programs and arrangements relating to the business, assets and operations of the Company is in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and all premiums due thereunder have been paid. As of the date of this Agreement, since December 31, 2013, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since December 31, 2013, no insurance carrier has issued a denial of coverage with respect to any such Proceeding or investigation, or informed any of the Company nor any of its Subsidiaries of its intent to do so, other than such denial that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.26 Security Clearance; Export Controls; Sanctions.

(a) Neither the Company nor any of its Subsidiaries holds a U.S. security clearance or has such a clearance in process. Neither the Company nor any of its Subsidiaries (i) is registered under the ITAR, (ii) manufactures, develops, sells, exports or reexports any equipment, products, software, or technical data that are controlled under the ITAR, or (iii) has any such equipment, software, or technical data in the pipeline or under development. Except as set forth in Section 3.26(a) of the Company Disclosure Letter and except for items properly classified under EAR99, neither the Company nor any of its Subsidiaries (i) manufactures, develops, sells, exports or reexports any equipment, products, software, or technical data that are controlled under the EAR, or (ii) has any such equipment, software, or technical data in the pipeline or under development.

(b) In the last five (5) years, the Company, its Subsidiaries, their respective directors and officers and, to the Company’s Knowledge, their respective agents, representatives and employees acting on their behalf, (i) have complied in all material respects with all sanctions, export control, anti-boycott, customs Laws, and (ii) have not been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority relating to material violation of sanctions, export control, anti-boycott, or customs Laws. The Company has instituted policies and procedures reasonably designed to ensure material compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives acting on behalf of the Company or any of its Subsidiaries with applicable sanctions, export control, anti-boycott, and customs Laws.

Section 3.27 No Additional Representations. Except for the representations and warranties expressly made by Parent and Merger Sub in Article 4, the Company acknowledges that none of Parent, Merger Sub or any other Person makes, and that the Company has not relied upon, any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Merger Sub or any of their Representatives makes, nor has the Company relied upon, any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any Representative of Parent, including in any “data rooms” or management presentations.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter (subject to the first sentence of Section 1.02(e)), but only to the extent the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, Parent and Merger Sub represent and warrant to the Company that:

Section 4.01 Corporate Existence and Power. Parent is a limited liability company duly formed and validly existing under the Law of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. Each of Parent and Merger Sub has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the organizational documents of Parent and Merger Sub as in effect on the date of this Agreement. Neither Parent nor Merger Sub is in violation of, in conflict with, or in default under, its certificate of incorporation, or bylaws or limited liability company operating agreement, as the case may be.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate power and authority of Parent and Merger Sub and, except for the required approval of Merger Sub Parent as the sole stockholder of Merger Sub, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

(b) As of the date of this Agreement, (i) the respective managing member or board of directors of each of Parent and Merger Sub have approved and declared advisable this Agreement and the Transactions as required under applicable Law and (ii) Merger Sub Parent, as the sole stockholder of Merger Sub, has adopted this agreement in accordance with the DGCL.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger, (b) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (d) compliance with any applicable requirements of the NASDAQ, and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (a) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien and Liens contemplated by the Debt Financing, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05 Financing; Limited Guaranty.

(a) Assuming the truth and accuracy of the Company’s representations and warranties and compliance by the Company with its covenants and agreements (in each case solely to the extent that a breach of such representation or warranty or noncompliance with such covenant or agreement would adversely affect the satisfaction by Parent of the conditions set forth in the Commitment Letters) herein and assuming the Financing has been received, at the Effective Time, Parent and Merger Sub shall have available cash resources and financing in an aggregate amount which, together with the available cash resources of the Company, are sufficient to enable Parent and Merger Sub to consummate the Transactions, to refinance any indebtedness required to be refinanced in connection with the consummation of the Transactions, and to pay related fees and expenses. Parent has delivered to the Company an accurate and complete copy of (i) a fully executed debt commitment letter (together with all annexes, schedules and exhibits thereto) from the financial institutions party thereto (collectively, the “Lenders”) together with the executed fee letter(s) related thereto of even date therewith (which fee letter(s) may be redacted so long as no such redaction covers terms that would adversely affect the aggregate amount, conditionality, availability, or termination of the debt financing contemplated therein) and any related exhibits, schedules, annexes, supplements, term sheets or other agreements (other than fee letters) (collectively, the “Debt Commitment Letter”), pursuant to the terms, but subject to the conditions expressly set forth therein, of which certain of the Lenders have committed to provide Parent and Merger Sub with debt financing in the amounts set forth therein for purposes of partially financing the Transactions (such debt financing or any debt securities issued in lieu thereof, the “Debt Financing”), and (ii) fully executed equity commitment letters (together with all annexes, schedules and exhibits thereto) (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”) from the Equity Financing Sources, pursuant to which, and subject to the terms and conditions thereof, the Equity Financing Sources have committed to invest the amounts set forth therein for purposes of partially financing the Transactions (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b) The Commitment Letters are, and each definitive agreement with respect to the Financing (which definitive agreements are referred to collectively in this Agreement as the “Definitive Financing Agreements”) entered into after the date of this Agreement but prior to the Effective Time (if any), will be, in each case, a legal, valid, binding and enforceable obligation of Parent (to the extent party thereto) and Merger Sub (to the extent party thereto) and, to the Knowledge of Parent, the other parties thereto in accordance with their respective terms and subject to: (i) the respective conditions expressly set forth therein; and (ii) the Enforceability Limitations. The Equity Commitment Letters provide that the Company is a third-party beneficiary thereof and is entitled to enforce such agreement, subject to the terms and conditions thereof. As of the date of this Agreement, the Commitment Letters and the commitments contained therein have not been withdrawn, modified, terminated or rescinded in any respect, amended, restated or otherwise modified or waived (and, to the Knowledge of Parent, no such withdrawal, modification, termination, amendment, restatement or waiver is contemplated (other than as set forth in the fee letters with regard to flex rights and/or to add additional lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement)). As of the date hereof, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letters in the form delivered to the Company and assuming the truth and accuracy of the Company’s representations and warranties and compliance by the Company with its covenants and agreements herein (in each case solely to the extent that a breach of such representation or warranty or noncompliance with such covenant or agreement would adversely affect the satisfaction by Parent of the conditions set forth in the Commitment Letters), Parent does not have any reason to believe that the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent at the

Effective Time. As of the date hereof, there are no, and there are not contemplated to be any, side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing, other than any customary engagement letters, fee letters and non-disclosure agreements and an interim investors agreement, in each case that do not impact the conditionality for the Financing to occur or amount of the Financing.

(c) As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or Merger Sub under the Commitment Letters or which would otherwise result in any portion of the Financing contemplated thereby to be unavailable. As of the date of this Agreement, neither Parent nor Merger Sub is aware of any material inaccuracies in any of the representations or warranties of Parent or Merger Sub in the Commitment Letters. To the extent required, Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letters.

(d) As of the date hereof, the Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms (subject to the Enforceability Limitations) and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default on the part of any Guarantor under such Limited Guarantee.

Section 4.06 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and the Company and its Subsidiaries (on a consolidated basis) will, after giving effect to the Merger or any other transaction contemplated by this Agreement, including the funding of the Financing and any Alternate Debt Financing, payment of the Merger Consideration, and payment of all other amounts required to be paid in connection with the consummation of the Merger or any other transaction contemplated by this Agreement and the payment of all related fees and expenses, and assuming the accuracy of the representations and warranties of the Company contained in Article III in all material respects and the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, be Solvent at and immediately after the Closing. As used in this Section 4.06, the term “Solvent” shall mean, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of the Company and its Subsidiaries (on a consolidated basis) will exceed their debts, (b) each of the Company and its Subsidiaries (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) the Company and its Subsidiaries (on a consolidated basis) will have, sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.06, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.07 Litigation. There is no material Proceeding or, to the Knowledge of Parent, material investigation, pending against, or, to the Knowledge of Parent, threatened by or in writing against Parent, Merger Sub or any of Parent’s other Subsidiaries, any present or former officer, director or employee of Parent, Merger Sub or any of Parent’s other Subsidiaries (in their capacities as such or related to their activities with Parent, Merger Sub or any of Parent’s other Subsidiaries) challenging the Merger.

Section 4.08 Ownership of Company Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub) nor or any of their “affiliates” or “associates” (as each such term is defined within the meaning of Section 203 of the DGCL) “beneficially owns” (as defined in Rule 13d-3 of the Exchange Act) any Shares, nor have any of them during the past three years “owned” fifteen percent (15%) or more of the outstanding Shares within the meaning of Section 203 of the DGCL.

Section 4.09 Finders’ Fees, etc. Except for Evercore Partners, Macquarie Capital (USA) Inc. and Moelis & Company, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the Transactions (excluding the Debt Financing).

Section 4.10 No Additional Representations. Except for the representations and warranties expressly made by the Company in Article 3, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person makes, and that neither Parent nor Merger Sub have relied upon, any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any Representative of the Company makes, nor has either Parent or Merger Sub relied upon, any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9 (the “Pre-Closing Period”), except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use commercially reasonable efforts to (i) preserve intact its business organization, goodwill and reputation, (ii) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (iii) keep available its current officers and key employees. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any Subsidiary of the Company;

(b) directly or indirectly split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) the declaration, setting aside or payment of any dividends or other distributions by any of its wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary or (ii) acquisitions, or deemed acquisitions, of (A) Shares in connection with the payment of the exercise price of Company Stock Option Awards with Company Stock Option Awards or Shares (including in connection with “net exercises”), (B) Shares in connection with required Tax withholding in connection with the exercise of Company Stock Option Awards or the vesting of or issuance of Shares subject to Company RSU Awards or Company Performance Share Awards or (C) Company Subsidiary Securities by the Company or its Subsidiaries;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities or any securities convertible into or exchangeable or exercisable for Company Securities or Company Subsidiary Securities, other than (x) the issuance of any Shares pursuant to Company Stock Option Awards, Company RSU Awards and Company Performance Share Awards, (y) the issuance, delivery or sale of any shares of Company Subsidiary Securities to the Company or any of its wholly owned Subsidiaries and (z) as otherwise permitted pursuant to Section 5.01(m) of the Company Disclosure Letter, or (ii) amend any term of any Company Security or Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures, except for (i) those as may be contemplated by the Company’s fiscal 2016 budget and capital expenditure plan made available to Parent prior to the date of this Agreement (whether or not such capital expenditures are made during the 2016 fiscal year) or (ii) any capital expenditures (or series of related capital expenditures) of less than $500,000 in the aggregate per fiscal quarter;

(e) acquire from any Third Party (by merger, consolidation, acquisition of substantial equity interests in or substantial assets or otherwise), directly or indirectly, any corporation, partnership, or other business organization or business thereof, other than

(i) inventory, supplies and materials in the ordinary course of business of the Company and its Subsidiaries, (ii) pursuant to Contracts in effect on the date of this Agreement, or (iii) assets, securities, properties, interests or businesses of the Company or any of its wholly owned Subsidiaries;

(f) sell, license, lease or otherwise transfer, exchange, swap, dispose of or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests, leases or businesses, other than (i) sales of inventory, of products or services, or obsolete equipment, or non-exclusive licensing of Intellectual Property Rights, all in the ordinary course of business, (ii) sales, licenses, leases or transfers that are pursuant to Contracts in effect on the date of this Agreement, (iii) Permitted Liens, or (iv) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or any of its wholly owned Subsidiaries;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, or form or acquire any Subsidiary that is not wholly owned by the Company or any of its wholly owned Subsidiaries, other than (i) in connection with actions permitted by Sections 5.01(d) or (e), (ii) loans, advances or capital contributions to, or investments in, the Company or any of its wholly owned Subsidiaries, (iii) advances of expenses to employees or other service providers of the Company or its Subsidiaries in the ordinary course of business, for amounts individually not exceeding $10,000 and in the aggregate not exceeding $250,000, (iv) advances to customers of the Company or its Subsidiaries in the ordinary course of business in connection with the sale of the Company’s products and services, or (v) investments made in connection with treasury functions and cash management in the ordinary course of business;

(h) redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or guarantees thereof in a manner that increases the aggregate liability (including any contingent liability) of the Company or any Subsidiary thereunder, or issue or sell any debt securities, except for (i) indebtedness or guarantees between or among the Company and any of its wholly owned Subsidiaries (including any guarantees by the Company of any obligations of any of its wholly owned Subsidiaries to Third Parties) and (ii) indebtedness for borrowed money that will be paid prior to the Closing, and which does not subject the Company or any of its Subsidiaries to any pre-payment or other penalties, that is incurred in the ordinary course of business and in an amount not to exceed $1,000,000 in aggregate principal amount, and (iii) letters of credit issued and maintained in the ordinary course of business to the extent undrawn;

(i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the Effective Time, Parent or any of its Subsidiaries in any material respect;

(j) enter into any new line of business outside of the existing business of the Company and its Subsidiaries, other than pursuant to any product roadmaps in existence as of the date hereof and natural extensions or changes to such product roadmaps, in each case, which product roadmaps have been disclosed to Parent prior to the date hereof;

(k) (i) other than (x) in the ordinary course of business (including renewals consistent with the terms thereof) or (y) in a manner not material to the Company and its Subsidiaries, taken as a whole, amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any contract which constitutes a Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract, or (ii) enter into any Contract (other than any non-material amendments entered into in the ordinary course of business) that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, provided, that if another subsection of this Section 5.01 governs conduct or actions of the same type or nature as this Section 5.01(k), and such other subsection expressly permits such conduct or actions to be taken by the Company in conflict with this Section 5.01(k), then the Company or its Subsidiaries shall be permitted to take such conduct or action;

(l) (i) recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any Collective Bargaining Agreement;

(m) grant any equity or equity-based awards (including Company Stock Option Awards, Company RSU Awards or Company Performance Share Awards);

(n) except (x) as required pursuant to a Company Plan in effect prior to the date of this Agreement, (y) as otherwise required by applicable Law or (z) as set forth in Section 5.01(n) of the Company Disclosure Letter, (i) grant or provide any severance or termination payments or benefits (including pursuant to any agreement or arrangement or amendment to any existing agreement or arrangement) to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, other than increases of compensation payable to employees of the Company or its Subsidiaries or independent contractors and consultants of the Company or any of its Subsidiaries, in the ordinary course of business and for the avoidance of doubt (and not be way of limitation), the Company (and its Subsidiaries) shall be permitted to pay out compensation under its (or its Subsidiaries’) bonus, incentive, sales, commission, and similar plans and programs in effect prior to the date of this Agreement, with respect to the Company’s Management Bonus Plan, Performance Bonus Plan, and Semi-Annual Bonus Plan, for first half and second half 2016 performance, based on actual performance and otherwise in accordance with the terms of the applicable plan or program), (iv) establish, adopt, terminate or amend any material Company Plan (including with respect to any plan, program, agreement, or other arrangement by and between the Company and any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries that provides for any payments or benefits in connection with a change in control, whether alone or in combination with other events such as a termination of service (“Change of

Control Severance Agreement”), or any plan, program, arrangement, policy or agreement that would be a material Company Plan if it were in existence on the date of this Agreement, (v) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than in the ordinary course of business; (vi) terminate the employment of any current employee of the Company or any of its Subsidiaries with a title of Senior Vice President or above other than for cause or for performance-related reasons or (vii) promote any employee of the Company or any of its Subsidiaries to a position that reports directly to the Chief Executive Officer of the Company;

(o) waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(p) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(q) (i) make or change any material election with respect to Taxes, (ii) adopt or change any method of Tax accounting, (iii) amend any material Tax Return, (iv) settle any material claim or assessment in respect of Taxes, (v) agree to an extension or waiver of the limitation period for any material claim or assessment in respect of Taxes, (vi) enter into any material closing agreement, or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(r) (i) compromise or settle any Proceeding, in each case made or pending by or against the Company or any of its Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Proceedings that: (x) are for an amount (in excess of insurance proceeds), individually or in the aggregate, not to exceed $500,000, (y) do not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company or its Subsidiaries and (z) do not involve material Company Owned Intellectual Property Rights or (ii) commence any Proceeding, other than in the ordinary course of business;

(s) take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article 8 not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions that would materially delay the consummation of the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation;

(t) authorize, apply for or cause to be approved the listing of Shares on any stock exchange, other than the NASDAQ;

(u) fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, invalidation, loss, impairment or dedication to the public domain of any Company Intellectual Property Rights that are material to the conduct of the Company’s business;

(v) cancel, terminate, fail to keep in place or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage, other than in the ordinary course of business or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(w) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Significant Subsidiary of the Company;

(x) acquire any fee interest in real property;

(y) enter into any material interest rate swaps, non-U.S. exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

(z) agree, resolve or commit to do any of the foregoing.

Section 5.02 No Solicitation.

(a) The Company shall, shall cause its Subsidiaries to and shall request that its Representatives, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, (ii) furnishing to any Person (other than Parent, Merger Sub, their respective Representatives and the Company’s Representatives) any information with respect to a Company Acquisition Proposal and (iii) cooperating with, assisting in, participating in, or knowingly facilitating or encouraging a Company Acquisition Proposal and, if applicable, shall request to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date of this Agreement. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 9, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any of its Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or knowingly facilitate any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) subject to Section 5.02(b), approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal, (C) subject to Section 5.02(b), approve or recommend, or publicly propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding, in each case relating to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) or a Company Superior Proposal (each an “Alternative Company Acquisition Agreement”), (D) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (E) agree to do any of the foregoing; provided, however, if, prior to the receipt of the Company Stockholder Approval, following the receipt of a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal and that was not solicited in violation of this Section 5.02(a) made after the date of this Agreement, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 5.02(b), furnish information with respect to the Company to the Person making such Company Acquisition Proposal, and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, that (1) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Company Acquisition Proposal (an “Acceptable Company Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 5.02 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided, that such agreement does not need to contain any provision prohibiting (including, any direct or indirect “standstill” or similar provisions that prohibit) the making of any Company Acquisition Proposal), and (2) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

(b) Notwithstanding anything to the contrary in this Agreement, prior to the receipt of the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if (and only if): (I) (A) a written Company Acquisition Proposal that was not solicited in violation of Section 5.02(a) is made to the Company by a Third Party and such Company Acquisition Proposal is not withdrawn or (B) there has been a Company Intervening Event; (II) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board under applicable Law; provided, however, none of the Company, the Company Board or any committee thereof shall make a Company Adverse Recommendation Change and/or authorize the Company to enter into any Alternative Company Acquisition Agreement unless:

(i) the Company Board provides Parent at least five (5) days’ prior written notice of its intention to take such action (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Company Adverse Recommendation Change), which notice shall include, as applicable, (A) the information with respect to the

Company Superior Proposal that is specified in Section 5.02(c), as well as a copy of such Company Acquisition Proposal and any related Alternative Company Acquisition Agreement, or (B) the facts and circumstances in reasonable detail of the Company Intervening Event;

(ii) during the five (5) days following such written notice described in the foregoing clause (i) (or such shorter period as is specified in this Section 5.02(b) below), the Company Board and its Representatives have negotiated in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of this Agreement that may, at Parent’s sole discretion, be proposed by Parent in response to such Company Superior Proposal or Company Intervening Event, as applicable; and

(iii) at the end of the five (5) day period described in the foregoing clause (i) (or such shorter period as specified in this Section 5.02(b) below), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed and irrevocably committed to in writing by Parent and capable of acceptance by the Company), that, as applicable (A) the Company Acquisition Proposal continues to be a Company Superior Proposal or (B) the Company Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that the failure to make such Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

Any amendment or modification to the conditionality, price or form of consideration of any Company Superior Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 5.02, and the Company shall promptly (but in any event within 24 hours of occurrence) notify Parent of any such new Company Acquisition Proposal and the Parties shall comply with the provisions of this Section 5.02(b) with respect thereto; provided, however, that the “matching period” set forth above shall in such circumstance expire on the later of three (3) days after the Company Board provides written notice of such new Company Acquisition Proposal to Parent and the end of the original five (5) day period described in clause (ii) above; provided, further, (x) whether or not there is a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 9.01, the Company Board shall submit this Agreement for approval by the Company stockholders at the Company Stockholders Meeting; and (y) in the event there is a Company Adverse Recommendation Change made in compliance with this Section 5.02(b) with respect to a Company Superior Proposal, the Company shall only enter into an Alternative Company Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 9.01(f).

(c) In addition to the obligations of Parent and the Company set forth in Section 5.02(a) and Section 5.02(b), the Company (i) shall promptly (and in any event within 24 hours) notify Parent in writing of any inquiries, proposals or offers with respect to a Company Acquisition Proposal that are received by, or any non-public information with regard to such Company Acquisition Proposal is requested from, or any discussions or negotiations are sought to be initiated regarding such Company Acquisition Proposal with, the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers (and providing copies of all related written inquiries, proposals or offers, including proposed agreements) and (ii) thereafter shall keep Parent reasonably informed, on a reasonably prompt basis (and, in any event, within 24 hours) of the status of any material discussions or negotiations with respect to any such inquiries, proposal or offers and the details of any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, and including copies of any written inquiries, proposals or offers, including proposed agreements and material modifications thereto).

Section 5.03 Company Stockholders Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) as promptly as practicable after the date the staff of the SEC confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement for the purpose of voting on the approval and adoption of this Agreement in accordance with the DGCL. In connection with the Company Stockholders Meeting, the Company shall (i) subject to Section 5.02(b), recommend approval and adoption of this Agreement and the Transactions by the Company’s stockholders in the Proxy Statement and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 5.02(b), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the adoption of this Agreement by the Company’s stockholders. The Company shall keep Parent and Merger Sub reasonably updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub, and shall direct its proxy soliciting agent to provide Parent and its Representatives with the results of all proxy tabulations provided by such proxy soliciting agent to the Company. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholders Meeting; provided, however, the Company shall have the right to adjourn or postpone the Company Stockholders Meeting: (i) after consultation with Parent, for not more than two (2) periods not to exceed ten (10) Business Days each if on the date on which the Company Stockholders Meeting is then-scheduled, the Company has not received proxies representing a sufficient number of Shares to obtain the Company Stockholder Approval; (ii) if on the date on which the Company Stockholders Meeting is then-scheduled, there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting; or (iii) after consultation with Parent, if the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement to be timely provided to the holders of Shares. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the Transactions (including the Merger) and compensation matters related to the Transactions shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the approval of this Agreement and the Transactions) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting. Regardless of whether there is a Company Adverse Recommendation Change, the Company Stockholders Meeting shall be held in accordance with the terms hereof unless this Agreement is terminated in accordance with Article 9.

Section 5.04 Company ESPP and Compensation Arrangements.

(a) As soon as practicable following the execution and delivery of this Agreement, the Company shall take such actions as are necessary to suspend the Company ESPP and all amounts then credited to the accounts of participants in the Company ESPP which have not been used to purchase Shares prior to the date of this Agreement shall be returned to such participants (without interest thereon, except as otherwise required by applicable Law) as soon as practicable and in accordance with Section 11.1 of the Company ESPP and, prior to the Closing, the Company shall take such actions as are necessary to terminate the Company ESPP effective as of no later than immediately prior to the Closing.

(b) As soon as practicable following the date of this Agreement and prior to the Effective Time, the Company and the Company Board (or an appropriate committee of non-employee directors thereof) shall take such actions (including adopting a resolution consistent with the interpretive guidance of the SEC) as are required to cause the disposition of Shares, Company Stock Option Awards, Company RSU Awards and Company Performance Share Awards and in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be, to the greatest extent reasonably possible under applicable Law and interpretations of the SEC, exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

(c) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.08.

Section 5.05 Payoff Letters. The Company shall use reasonable best efforts to obtain and deliver to Parent no later than five (5) Business Days prior to the Effective Time customary payoff letters with respect to (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money, if any, of the Company and its Subsidiaries outstanding as of the Closing, but excluding any indemnification obligations that survive termination) under the Contracts set forth in Section 5.05 of the Company Disclosure Letter (the “Loan Documents”), (ii) the termination of the Loan Documents and (iii) the release of all Liens held pursuant to or otherwise related to the Loan Documents.

Section 5.06 Acceleration of Certain Company Stock Option Awards, Company RSU Awards and Company Performance Share Awards. The Company shall, prior to the Effective Time, cancel all outstanding awards of options to purchase shares of Company Stock, Company RSU Awards and Company Performance Share Awards held by any individual providing services to the Company or any of its Subsidiaries listed on Section 1.01(a) of the Company Disclosure Schedules and all members of the Company Board, and in exchange therefor, pay to each such former holder on the Business Day immediately prior to the Closing Date (a) in respect of each option award held by such former holder, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of

(i) the excess of the Merger Consideration over the exercise price per share of Company Stock underlying such option award multiplied by (ii) the number of shares of Company Stock underlying such option award; (b) in respect of each Company RSU Award held by such former holder, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares of Company Stock underlying such Company RSU Award; and (c) in respect of each Company Performance Share Award held by such former holder, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares of Company Stock underlying such Company Performance Share Award (which shall be 100% of any portion of the Company Performance Share Award for which the applicable performance-based vesting criteria previously have been met and 100% of the target number of shares of Company Stock set forth in the applicable award agreement governing the Company Performance Share Award as applied to any portion of the Company Performance Share Award that remains subject to performance-based vesting criteria, in each case to the extent such portion is outstanding immediately prior to the cancellation of such Company Performance Share Award pursuant to this Section 5.06).

ARTICLE 6

COVENANTS OF PARENT AND MERGER SUB

Section 6.01 Obligations of Merger Sub. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger and the other Transactions pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 6.02 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the Parties hereto, Merger Sub Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger and the other Transactions, in accordance with the DGCL, by written consent.

Section 6.03 Director and Officer Indemnification.

(a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request or for the benefit of the Company or any of its Subsidiaries as a director, officer, member, trustee or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement to which the Company or any of its Subsidiaries is a party, shall be assumed by the Surviving Corporation and shall survive the Merger and continue in full force and effect in accordance with their terms, and Parent shall cause Surviving Corporation to comply with all such terms. For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or such documents of any successor to the business of the Surviving Corporation) to contain provisions regarding exculpation, indemnification and advancement of expenses that are at least as favorable as the exculpation, indemnification and advancement of expenses provisions contained in the certificate of incorporation, bylaws and comparable organizational documents of the Company and each of its Subsidiaries in effect as of immediately prior to the Effective Time, and during such six-year period shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately prior the Effective Time was a Company Indemnified Party; provided, however, all rights to indemnification in respect of any actual or threatened Proceeding made within such period shall continue until the disposition of such Proceeding or resolution of such Proceeding.

(b) For a period of no less than six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause Surviving Corporation to, indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of, or for the benefit of, the Company or any of its Subsidiaries as a director, officer, member, trustee, or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time. The Surviving Corporation shall use reasonable best efforts to assist in the defense of such matter with the Company Indemnified Party in the defense of any such Proceeding; provided, however, the Surviving Corporation shall only be required to indemnify and hold harmless, or advance expenses to, a Company Indemnified Party if and to the same extent such Company Indemnified Party is entitled to indemnification or advancement as of the date of this Agreement by the Company or its Subsidiaries pursuant to (i) the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or the applicable Subsidiary of the Company or (ii) any indemnification agreement between the Company or any of its Subsidiaries and such Company Indemnified Party. Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Surviving Corporation will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek or consent to the termination of, any (x) Proceedings (including any Proceedings pending as of the date hereof) brought by stockholders of the Company (either on their own behalf or on behalf of the Company) against the Company, the Company Board or any individual director, officer or other employee of the Company, in any such case arising out of the transactions contemplated by the Mitel Merger Agreement or the transactions contemplated by this Agreement, or any results of any such Proceedings, or (y) Proceeding or threatened Proceeding arising out of or relating to (1) the Company’s actual or alleged breach or non-compliance with the terms of the Mitel Merger Agreement or the Company’s termination of the Mitel Merger Agreement to enter into this Agreement, or (2) this Agreement or any related agreement or the negotiation, execution, or performance of this Agreement or any related agreement or the transactions contemplated by this Agreement, in each case brought by Mitel or any of its Affiliates against the Company, Parent or any of their respective Subsidiaries, or any results of any such Proceedings, in each case for which indemnification may be sought by a Company Indemnified Party pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Company Indemnified Parties from all liability arising out of such Proceeding.

(c) Prior to the Effective Time, the Company shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance; provided, however that (y) in no event shall the Company or the Surviving Corporation be required or permitted to expend for such policies pursuant to this sentence an aggregate amount in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of such coverage, and (z) if the aggregate premiums of such insurance coverage exceed such amount and the Company or the Surviving Corporation, as applicable, shall obtain a policy in accordance with this sentence, such policy shall provide the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 6.03.

(e) The provisions of this Section 6.03 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives (who shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 6.03) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 6.04 Employee Matters. (a) For a period of at least one (1)-year following the Effective Time, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt the Surviving

Corporation and its Subsidiaries) immediately following the Effective Time (individually a “Continuing Employee” and collectively the “Continuing Employees”) with (i) base salary (or wages) and cash bonus opportunities (excluding any equity compensation) that are no less favorable than the base salaries and cash bonus opportunities (excluding any equity compensation) provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) pension and welfare benefits (excluding defined benefit pension and retiree health) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) Parent further agrees that, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, grant all of the Continuing Employees credit for any service with the Company or its Subsidiaries (as well as service with any predecessor entity to the extent such service is taken into account under the applicable plan of the Company or its Subsidiaries prior to the Effective Time) earned prior to the Effective Time and with Parent, the Surviving Corporation, and any of their Subsidiaries or Affiliates on and after the Effective Time, (i) for eligibility and vesting purposes and (ii) for purposes of accrued vacation or paid time-off severance benefit determinations, and level of benefits under any benefit or compensation plan, program, agreement or arrangement (except with respect to benefit accruals under any defined benefit pension plan) that may be established or that is maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or after the Effective Time; provided, however, such service shall not be recognized or credited to the extent that such recognition would result in a duplication of benefits provided to the Continuing Employee or to the extent that such service was not recognized under any similar Company Plan. Without limiting the foregoing, Parent shall use reasonable best efforts to cause to be waived any pre-existing conditions or limitations, exclusions, waiting periods and required physical examinations under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which the Continuing Employees (or their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing conditions or limitations, exclusions, waiting periods or required physical examinations would not have been satisfied or waived under the comparable Company Plan in which the Continuing Employee participated immediately prior to the Effective Time. Parent shall recognize, or use reasonable best efforts to cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which the Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(c) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who (i) are based outside of the United States, Parent’s obligations under this Section 6.04 shall be in addition to, but not in contravention of, any obligations under the Law of the non-U.S. countries and political subdivisions thereof in which such Continuing Employees are based, and (ii) are covered by a Collective Bargaining Agreement, Parent’s obligations under this Section 6.04 shall (A) be in addition to, but not in contravention of, the terms and conditions of employment for such Continuing Employees as set forth in such

Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Law and (B) apply only to the extent permitted by applicable labor Law.

(d) For the avoidance of doubt, the Parties acknowledge and agree that the consummation of the Merger will constitute a “Change in Control” or “Change of Control” (or similar term), as applicable, within the meaning of (i) each of the Company’s Change of Control Severance Agreements set forth on Section 6.04(d) of the Company Disclosure Letter as entered into with those employees of the Company set forth on Section 6.04(d) of the Company Disclosure Letter, (ii) the Company’s Executive Severance Plan set forth on Section 6.04(d) of the Company Disclosure Letter, (iii) the Polycom, Inc. 2004 Equity Incentive Plan, Polycom, Inc. 2011 Equity Incentive Plan, and Vivu, Inc. 2008 Equity Incentive Plan, and each agreement governing the awards granted under such plans, and (iv) such plans, programs, agreements or other arrangements set forth on Section 6.04(d) of the Company Disclosure Letter, and shall have such other effects as specified in Section 6.04(d) of the Company Disclosure Letter.

(e) Nothing contained in this Section 6.04, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan, (ii) give any current or former employee, director or other independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights under this Agreement or otherwise or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or (B) retain the employment or services of any current or former employee, director or other independent contractor of the Company and its Subsidiaries.

Section 6.05 Mitel Termination Fee. Within ten (10) Business Days following the date hereof, Parent shall pay to the Company the amount of the Company Termination Fee (as defined in the Mitel Merger Agreement as of April 15, 2016) by wire transfer of immediately available funds to an account designated in writing by the Company to Parent. The Company shall repay to Parent the Company Termination Fee (as defined in the Mitel Merger Agreement as of April 15, 2016) by wire transfer of immediately available funds to an account designated in writing by Parent to the Company promptly following (a) (i) any termination of this Agreement pursuant to Section 9.01(b) or Section 9.01(c), primarily because the Company shall have entered into a definitive agreement with respect to any Company Acquisition Proposal with Mitel or any of its Subsidiaries (including if a court or other Governmental Authority or arbitrator (public or private) of competent jurisdiction determines that the Mitel Merger Agreement was not validly terminated prior to or concurrently with the execution of this Agreement), or (ii) any Company Acquisition Proposal is consummated with Mitel or any of its Subsidiaries, in each case within twelve (12) months following the date of such termination, or (b) any termination of this Agreement pursuant to Section 9.01(d), Section 9.01(e), or Section 9.01(f), or a termination of this Agreement pursuant to Section 9.01(g) because of a failure by the Company to comply with or perform any of its covenants or agreements hereunder or the occurrence of a Company Material Adverse Effect since the Company Balance Sheet Date. For purposes of this Section 6.05, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%.”

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.01 Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 7.03), each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Transactions as promptly as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Transactions (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article 8); provided, however, that none of the Company, its Subsidiaries nor any of their respective Representatives shall provide notice to, or request consent from, any Third Party with respect to this Agreement or the Transactions without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed). Parent further acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the activities and circumstances described in Section 7.01 of the Company Disclosure Letter do not limit or otherwise affect Parent’s obligations under this Agreement.

(b) In furtherance, and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable after the date of this Agreement (and in any event within fifteen (15) Business Days of the date of this Agreement in the case of the following clause (i) and within 30 days of the date of this Agreement in the case of the following clauses (ii) and (iii) (unless counsel to the Parties have previously agreed to extend such periods)), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, (ii) an appropriate filing of a Notification of the Transactions with the German Federal Cartel Office (“Bundeskartellamt”) as prescribed by the ARC, and (iii) a notification to The Federal Antimonopoly Service of the Russian Federation pursuant to FLN 135 (the jurisdictions referenced in clauses (ii) and (iii), the “Required Jurisdictions”). Each of Parent and the Company shall use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use reasonable best efforts to take all other actions necessary to cause the expiration or termination of (and not to extend) the applicable waiting periods regarding the foregoing as soon as reasonably practicable.

(c) Except as prohibited by applicable Law or Order or by applicable Governmental Authority, each of Parent and the Company shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any communication (other than any ministerial communications) received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) consult with each other prior to taking any material position in discussions with or filings to be submitted to any Governmental Authority regarding any of the Transactions, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation to be submitted to any Governmental Authority regarding any of the Transactions, and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the Transactions. Notwithstanding anything to the contrary herein, Parent shall, on behalf of the Parties, have control over and lead all communications and strategy, including all analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation, relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority in connection with consummating the Transactions, except for stockholder litigation as set forth in Section 7.08. The Parties shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.01 in a manner so as to preserve the applicable privilege.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority or arbitrator (public or private), each of Parent and the Company shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority or arbitrator (public or private) in respect of the Transactions (including with respect to any of the actions referred to in Section 7.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority or arbitrator (public or private) from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party reasonably apprised with respect thereto.

(e) Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, but subject to Section 7.01(f), each Party: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions; (ii) shall use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, request by a Governmental Authority or arbitrator (public or private), or otherwise) by such Party in connection with the Transactions; and (iii) shall use reasonable best efforts to lift or cause to be overturned any restraint, injunction or other legal bar to the Transactions.

(f) For purposes of Section 7.01, “reasonable best efforts” shall include (A) contesting and resisting any Proceeding, and using reasonable best efforts to have vacated, lifted, reversed or overturned any Order that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any applicable Law; and (B) the obligation by Parent, Merger Sub, and any of their Subsidiaries to offer and consent to, and thereafter to implement, any of the following measures if doing so is necessary to enable the parties to avoid, resolve, or lift an Order or Proceeding or to obtain any approval of a Governmental Authority set forth in Section 8.01(c): (i) make any payment to any Governmental Authority as required by applicable Law or the terms of any governmental grant, authorization or permit, (ii) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (iii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iv) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries. Prior to the earlier of the Closing and the termination of this Agreement, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause their affiliates to not, enter into any acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement (or otherwise consummate any such transaction), in each case for the purchase of a corporation, partnership, or other business organization or business thereof (including all or substantially all of the assets of such business) within the Unified Communications as a Service industry that would reasonably be expected to prevent or materially delay the Merger.

Section 7.02 Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement (and in any event within 30 days of the date of this Agreement), the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC the Proxy Statement. The Company shall use its reasonable best efforts to ensure that the Proxy Statement complies as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act and the Securities Act and with all other applicable Law. The Company shall ensure that the Proxy Statement includes: (i) the opinion of the financial advisor referred to in Section 3.21; and (ii) a summary of the financial analysis conducted by such financial advisor. Subject to Section 7.02(d) and Section 5.02, the Proxy Statement shall include (i) a statement to the effect that the Company Board has determined that this Agreement and the Merger are advisable and (ii) the recommendation of the Company Board in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable best efforts to, as promptly as practicable after such filing, respond to comments of the SEC relating to the Proxy Statement. Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act. As promptly as practicable after the Proxy Statement is cleared by the SEC, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders.

(b) Parent shall furnish all information concerning Parent and its Subsidiaries to the Company, and provide such other assistance, as may be reasonably requested by the Company and shall otherwise reasonably assist and cooperate with the Company in the preparation, filing and distribution of the Proxy Statement, and the resolution of any comments received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC by the Company and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) The Company shall notify Parent promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement. The Company shall give Parent and its counsel a reasonable opportunity to participate in preparing the proposed response by the Company to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and the Company shall give reasonable consideration to any such comments. The Company shall use reasonable best efforts to respond promptly to any comments of the SEC or their respective staff with respect to the Proxy Statement.

(d) No amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof may (and Parent shall comply with any request by the Company to) amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Company Board for making such a Company Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing. Notwithstanding a Company Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company stockholders for approval and adoption, unless this Agreement is terminated in accordance with Article 9.

Section 7.03 Financing Cooperation.

(a) Parent shall, and shall cause its Subsidiaries (including Merger Sub) to, use reasonable best efforts (taking into account the expected timing of the Marketing Period), to take all actions and to do or cause to be done all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters (including as described in Section 7.03(b)(ii)); provided, however, Parent may (x) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (y) otherwise replace or amend the Debt Commitment Letter so long as such action would not reasonably be expected to delay or hinder the Closing and the terms are not materially less beneficial to Parent, with respect to conditionality, than those in the Debt Commitment Letter as in effect on the date of this Agreement. Parent shall not permit (x) any amendment or modification to be made to, or any waiver of any provision under, the Equity Commitment Letters that is adverse to the Company without the prior written consent of the Company or (y) any amendment or modification to be made to, or any waiver of any provision under, or the giving of any consent under or with respect to, the Debt Commitment Letter without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) if such amendment, supplement, modification, waiver or consent:

(i) reduces the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to such fees and original issue discount contemplated by the Debt Commitment Letter and related fee letters (including pursuant to any “flex” provisions thereof) in effect on the date hereof unless (A) the Debt Financing is increased by such amount, (B) such amount is available to be borrowed under any revolving credit facility and/or (C) such amount is available through additional equity contributions);

(ii) (A) imposes new or additional conditions or (B) otherwise adversely expands, amends or modifies any of the conditions precedent to the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in each case of this subsection (ii), in a manner that would reasonably be expected to prevent or materially delay, hinder or prevent the ability of Parent to consummate the Closing or in a manner that would cause the satisfaction of the conditions to obtaining the Debt Financing less likely to occur; or

(iii) would otherwise materially adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or otherwise to timely consummate the Transactions.

Parent shall promptly deliver to the Company complete executed copies of any such amendment, modification, waiver, consent or replacement. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 7.03(a) or Section 7.03(c) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 7.03(a) or Section 7.03(c).

(b) Parent shall, and shall cause its Subsidiaries (including Merger Sub) to, use reasonable best efforts to:

(i) maintain in effect the Commitment Letters in accordance with its terms;

(ii) negotiate and enter into Definitive Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (including the “flex” provisions contained in any related fee letter) or on other terms in the aggregate materially no less favorable to Parent, as to conditionality, than the terms and conditions in the Debt Commitment Letter (including the “flex” provisions contained in any related fee letter) as promptly as practicable after the date hereof but in no event later than the Closing; provided, however, in no event shall any such Definitive Financing Agreement contain terms (other than those included in the Debt Commitment Letter) that would reasonably be expected to prevent or materially delay, hinder or prevent the Closing;

(iii) satisfy (or, if deemed advisable by Parent, seek the waiver of) on a timely basis all conditions applicable to Parent that are within its control as set forth in the Commitment Letters and to comply with all of its obligations pursuant to the Commitment Letter;

(iv) if all of the conditions set forth in Article 8 have been satisfied or, to the extent permitted hereunder, waived (other than those that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions), (A) cause the funding of the Financing at or prior to the Closing (together with other sources of funds, with respect to amounts required to pay the aggregate Merger Consideration and to consummate the Transactions); and (B) otherwise diligently and in good faith enforce its rights under the Commitment Letters, including if necessary by filing one or more Proceedings against any or all parties to the Commitment Letters to fully enforce the obligations of such party or parties therein;

(v) take each of the actions required of the Company and its Subsidiaries in Section 7.03(d) below (but not the proviso at the end thereof) with respect to itself and its Affiliates as necessary; and

(vi) (A) give the Company prompt notice of any material breach (or material breach threatened in writing) by any party to the Commitment Letter of which Parent has become aware or any termination of the Commitment Letter and (B) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any Alternate Debt Financing); provided that in no event shall Parent be under any obligation to disclose information that would waive the protection of attorney-client privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Without limiting the foregoing, Parent agrees to notify the Company promptly if at any time any Lender notifies Parent that such source no longer intends to provide financing on the terms set forth therein.

Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 7.03 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent or any Affiliate thereof to pay any fees in excess of those contemplated by the Debt Commitment Letter (including pursuant to the “flex” provisions contained in any fee letter relating to the Debt Financing).

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Debt Commitment Letter is terminated or modified in a manner materially adverse to Parent for any reason, Parent shall promptly notify the Company in writing and shall use reasonable best efforts to arrange to obtain alternative financing from alternative sources for such portion as promptly as practicable following such event on terms no less favorable to Parent in any material respect as those contained in the Debt Commitment Letter and in an amount sufficient, together with cash, if any, on hand of the Parent and its Subsidiaries and the Company, to fund the aggregate Merger Consideration and to consummate the Transactions (the “Alternate Debt Financing”) and, if obtained, will provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as provided under the Debt Commitment Letter originally issued, to the extent needed to fund the aggregate Merger Consideration and any other cash portion of the Merger Consideration, to consummate the Transactions, to refinance any indebtedness required to be refinanced in connection herewith and to pay related fees and expenses, and on terms and conditions (including all terms, termination rights, flex provisions and funding conditions) not materially less favorable in the aggregate to Parent than those included in the Debt Commitment Letter (an “Alternate Debt Commitment Letter”). Parent shall, and shall cause its Subsidiaries (including Merger Sub) to, use reasonable best efforts (taking into account the expected timing of the Marketing Period) to take all actions and things necessary, proper or advisable to comply with the terms of Section 7.03(a) as though the references therein to Debt Commitment Letter and Debt Financing were instead references to the Alternate Debt Commitment Letter and the Alternate Debt Financing, respectively. Parent and Merger Sub shall, and shall cause their Affiliates to, use reasonable best efforts (taking into account the expected timing of the Marketing Period) to take all actions and things necessary, proper or advisable to arrange promptly and consummate the Alternate Debt Financing on the terms and conditions described in any Alternate Debt Commitment Letter, including by complying with its obligations under Section 7.03(b) as though the references therein to Debt Commitment Letter and Debt Financing were instead references to the Alternate Debt Commitment Letter and the Alternate Debt Financing, respectively.

(d) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to provide, and shall use reasonable best efforts to cause their respective Representatives to use reasonable best efforts to provide, Parent such cooperation as may be reasonably requested by Parent in connection with the Debt Financing or the Alternate Debt Financing. Such cooperation shall include:

(i) as promptly as reasonably practical, (x) furnishing Parent and the Lenders and their respective Representatives with the Required Information and (y) informing Parent if the Company or its Subsidiaries shall have Knowledge of any facts that would likely require the restatement of such financial statements for such financial statements to comply with GAAP;

(ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing and assisting Parent in obtaining ratings as contemplated by the Debt Financing;

(iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (confidential and public), prospectuses and similar documents required in connection with the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda to be included in offering documents contemplated by the Debt Financing;

(iv) using reasonable best efforts to cause its independent auditors to provide, consistent with customary practice, (A) consent to offering documents, private placement memorandum, bank information memorandum, prospectuses and similar marketing documents that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, (B) reasonable assistance in the preparation of pro forma financial statements by Parent, (C) customary comfort letters (including “negative assurance” comfort) upon completion of customary procedures, and (D) reasonable assistance and cooperation to Parent with respect to any auditor due diligence;

(v) using reasonable best efforts to assist Parent in connection with its preparation of pro forma financial information and pro forma financial statements to the extent necessary (or reasonably required by the Lenders) to be included in any offering documents; provided, that Parent shall have provided the Company with information relating to the proposed debt and equity capitalization that is required for such pro forma financial information in financial reports;

(vi) using reasonable best efforts to provide (x) monthly financial statements (excluding footnotes) within fifteen (15) Business Days of the end of each month prior to the Closing and (y) providing quarterly financial statements within forty (40) days of the end of each fiscal quarter prior to the Closing;

(vii) executing and delivering as of the Closing any guarantees, pledge and security documents, other Definitive Financing Agreements, or other certificates, documents as may be reasonably requested by Parent and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness to the extent contemplated by this Agreement and the release of related Liens and termination of security interests and guarantees);

(viii) using reasonable best efforts to assist Parent in obtaining waivers, consents, estoppels and approvals from other parties to material Real Property Leases, rights of way and other encumbrances and the Company Material Contracts and to arrange discussions among Parent and the Lenders and their respective Representatives with other parties to material Real Property Leases, rights of way and other encumbrances and the Company Material Contracts as of the Closing;

(ix) using reasonable best efforts to permit the Lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing Date and to assist with other reasonable and customary collateral audits and due diligence examinations);

(x) taking all corporate actions reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash at the Company and each of its Subsidiaries, if any (not needed for other purposes), to be made available at the Closing to consummate the Transactions; and

(xi) providing all documentation and other information about the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to the extent reasonably requested at least five (5) Business Days prior to the anticipated Effective Time;

provided, however, (w) no obligation of the Company or any of its Subsidiaries, or any Lien on any of their respective assets, in connection with the Debt Financing or the Alternate Debt Financing shall be effective until the Effective Time; none of the Company or any of its Subsidiaries or any Representatives of any of the foregoing shall be required to pay any commitment or other fee or incur any other liability in connection with the Debt Financing or the Alternate Debt Financing prior to the Effective Time; (x) no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to the Debt Financing or the Alternate Debt Financing that would be effective prior to the Effective Time (other than the customary representation letters referred to in clause (iii) above); (y) neither the Company nor any of its Subsidiaries shall be required to take any action contemplated by this Section 7.03(c) that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries and (z) neither the Company nor its Subsidiaries shall be required to provide any information or take any action that will conflict with or violate its organizational documents or applicable Law, or would result in a violation or breach or default under any agreement to which the Company or any of its Subsidiaries is a party or which would result in the waiver of a legal privilege (provided that in the event that the Company or any other Subsidiary thereof does not provide any information in reliance on this clause (z), the Company or such Subsidiary (as applicable) shall use commercially reasonable efforts to provide notice to the Parent promptly upon obtaining knowledge that such information is being withheld, and shall use commercially reasonable efforts to communicate, to the extent permitted, the applicable information in a way that would not have such an effect and to eliminate such restrictions).

(e) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information (i) as is customarily required to be disclosed in any rating agency presentations, offering documents, private placement memoranda, bank information memoranda (confidential and public), prospectuses and similar documents related to any Debt Financing or Alternate Debt Financing or (ii) to any Lenders or prospective Lenders, ratings agencies and other financial institutions and investors that are or may become parties to or investors in any Debt Financing or Alternate Debt Financing and to any underwriters, arrangers, initial purchasers or placement agents in connection with any Debt Financing or Alternate Debt Financing (and, in each case, to their respective counsel and auditors) in each case so long as such Persons are subject to confidentiality undertakings customary for financings of the same type as such Debt Financing or Alternate Debt Financing.

(f) The Company shall use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require (subject to the qualifications included in Section 7.03(d)) the cooperation of the Company under Section 7.03(d) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing.

(g) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing or Alternate Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries.

(h) Parent shall promptly, at any time from and after the termination of this Agreement, upon request by the Company, reimburse the Company or any of its Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs and expenses (including reasonable outside attorneys’ fees) incurred by such Person in connection with its cooperation contemplated by this Section 7.03. The provisions of this Section 7.03(h) shall survive the termination of this Agreement.

(i) Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with any such Debt Financing or Alternate Debt Financing, any arrangement thereof and any information provided in connection therewith, except (A) information furnished in writing by or on behalf of the Company and its Subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries. The provisions of this Section 7.03(i) shall survive the termination of this Agreement.

(j) Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligations to consummate the Closing, are not subject to, or conditioned on, receipt of any Debt Financing or Alternate Debt Financing.

(k) Notwithstanding anything in this Agreement to the contrary, the Company’s breach of any of its covenants required to be performed by it under this Section 7.03 will not be considered in determining the satisfaction of the conditions in Section 8.02(b) unless such breach results in, or is a cause of, Parent being unable to obtain the proceeds of the Debt Financing or Alternate Debt Financing prior to or at the Closing.

Section 7.04 Public Announcements. The initial press release with respect to the execution of this Agreement and the Transactions shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change) will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews, (b) engaging in meetings or calls with analysts, institutional investors or other similar Persons or (c) providing any statements (including press releases) which are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions and excluding any routine employee communications (a “Public Statement”), in each case other than any Public Statements that are consistent in all material respects with the contents of prior Public Statements which have been previously approved by both Parent and the Company. In addition, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change) agree to cause their respective directors and executive officers to refrain from taking any position in any such Public Statement that is, without limiting the obligations set forth in Section 6.01, (x) contrary to the positions previously taken by Parent and the Company with respect to this Agreement and the Transactions, including the Merger, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the Transactions. None of the limitations set forth in this Section 7.04 shall apply to any disclosure of any information concerning this Agreement or the Transactions (i) required by applicable Law or Order; or (ii) in connection with any dispute among the Parties regarding this Agreement or the Transactions.

Section 7.05 Notice of Certain Events. Each of Parent and the Company shall promptly notify and provide copies to the other of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Transactions;

(b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Transactions;

(c) any Proceeding or investigation commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party’s representations or warranties, as the case may be, or that relate to the consummation of the Transactions; and

(d) the occurrence of any event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Transactions or (B) result in the failure of any condition to the Merger set forth in Article 8 to be satisfied; provided, that the delivery of any notice pursuant to this Section 7.05 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

Section 7.06 Access to Information.

(a) Subject to Section 7.06(b), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries and Representatives to: (a) provide Parent and its “Representatives” (for the purposes of this Section 7.06, as defined in the Confidentiality Agreement) (and the Debt Financing Source Parties, to the extent required by the Debt Commitment Letter) with reasonable access during normal business hours to the personnel and assets of the Company and its Subsidiaries and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries; and (b) provide Parent and Parent’s Representatives (and the Debt Financing Source Parties, to the extent required by the Debt Commitment Letter) with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, as Parent, Parent’s Representatives and the Debt Financing Source Parties may reasonably request. All information exchanged pursuant to this Section 7.06 shall be subject to the provisions of the Confidentiality Agreement. Without limiting the generality of any of the foregoing and subject to Section 7.06(b), during the Pre-Closing Period, the Company shall promptly provide Parent and Parent’s Representatives (and the Debt Financing Source Parties, to the extent required by the Debt Commitment Letter) upon their reasonable request with copies of:

(i) all material operating and financial reports prepared by the Company and its Subsidiaries for the Company’s senior management, including copies of the unaudited monthly consolidated balance sheets of the Company and its Subsidiaries and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows; and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure repots prepared for the senior management of the Company;

(ii) any written materials or communications distributed by or on behalf of the Company to its stockholders;

(iii) any material notice, correspondence, document or other communication sent by or on behalf of any of the Company or its Subsidiaries to any party to any Company Material Contract or sent to any of the Company or its Subsidiaries by any party to any Company Material Contract (other than any communication that relates solely to routine commercial transactions between the Company or any of its Subsidiaries and the other party to any such Contract and that is of the type sent in the ordinary course of business);

(iv) any notice, report or other document filed with or sent to any Governmental Authority on behalf of any of the Company or its Subsidiaries in connection with the Merger or any of the other Transactions; and

(v) any material notice, report or other document received by any of the Company or its Subsidiaries from any Governmental Authority.

(b) Notwithstanding the foregoing provisions in Section 7.06(a), the Company, in providing the access or information contemplated in Section 7.06(a), may restrict or otherwise prohibit access to any documents or information to the extent that: (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would waive any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or would result in the disclosure of any trade secrets of any third party; (iii) access to a Contract to which any of the Company or its Subsidiaries is a party as of the date of this

Agreement or otherwise bound as of the date of this Agreement if such access would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; or (iv) unless otherwise required to be provided pursuant to Section 5.02, such documents or information relate directly to any Company Acquisition Proposal; provided, that, in the case of each of clauses (i), (ii) and (iii), the Company shall: (A) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 7.06(b); (B) inform Parent with sufficient detail of the reason for such restriction or prohibition; and (C) use, and cause its Subsidiaries to use, reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.

(c) Any investigation conducted pursuant to the access contemplated by this Section 7.06 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company providing such access or its Subsidiaries or, create a material risk of damage or destruction to any material property or material assets of the Company or its Subsidiaries, and that complies with the terms, conditions and insurance requirements of the applicable Real Property Lease. Such access shall not include the right to perform “invasive” testing, soil, air or groundwater sampling or any Phase I or Phase II environmental assessments.

Section 7.07 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from the NASDAQ and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.

Section 7.08 Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation against it or any of its Subsidiaries or Representatives arising out of or relating to this Agreement, the Merger or the other Transactions and shall keep Parent reasonably informed regarding any such stockholder litigation. The Company shall give Parent reasonable opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and shall give due consideration to Parent’s views with respect to such stockholder litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 7.09 Anti-Takeover Law. If any Anti-Takeover Law is or may become applicable to the Merger or any of the other Transactions, the Company, the Company Board and the Parent Managing Member shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Anti-Takeover Law on the Transactions to the greatest extent permissible under such Anti-Takeover Law.

Section 7.10 Corporate Governance Matters. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of the Company and of any Subsidiary requested by Parent, effective at the Effective Time.

Section 7.11 Company Bonds. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, provide reasonable cooperation to Parent in connection with Parent’s efforts to (a) replace, concurrently with or after Closing, any Company Bonds, (b) obtain a “back-to-back” letter of credit, surety bond or other security interest for any Company Bonds, or (c) otherwise collateralize, concurrently with or after Closing, the obligations of the parties who are the current issuers of any Company Bonds or have provided a letter of credit or other credit support in connection with any Company Bonds; provided, however, that (x) the Company shall have no obligation to take any activities which affect the Company Credit Facility prior to Closing, (y) neither the Company nor its Subsidiaries shall be required to incur any expenses in connection with the foregoing which are not reimbursed by Parent and (z) any of the actions contemplated by this Section 7.11 are to take effect as of or following, and conditional upon, the Closing.

Section 7.12 Repatriation of Cash. No later than ten (10) Business Days prior to the anticipated Closing Date, Parent shall deliver written notice to the Company (a “Repatriation Notice”), and thereafter the Company and its Subsidiaries will use their commercially reasonable efforts to (i) lend or cause to be loaned to the Company prior to the Closing any cash balances held by the non-U.S. Subsidiaries of the Company designated in the Repatriation Notice to the extent of the applicable amounts set forth in the Repatriation Notice (the “Repatriation Loans”) and (ii) distribute or transfer or cause to be distributed or transferred to the Company before the Closing (including pursuant to the repayment of outstanding intercompany obligations) any cash balances held by the non-U.S. Subsidiaries of the Company designated in the Repatriation Notice in the manner reasonably requested by Parent to the extent of the applicable amounts set forth in the Repatriation Notice (the “Repatriation Distributions”), which amounts described in clauses (i) and (ii) shall not exceed, in the aggregate, the sum necessary to satisfy the condition set forth in Section 8.02(e); provided that such funds shall be available in the bank accounts of the Company described in clause (i) of the third sentence of Section 2.06(a) for the purposes set forth therein no later than the day immediately preceding the Closing Date. The Company agrees to treat any Repatriation Loans as debt for U.S. federal income Tax purposes to the fullest extent permitted by applicable Law. If this Agreement is terminated after any such Repatriation Loans have been made, then the Company and its Subsidiaries shall repay or cause to be repaid any such Repatriation Loans as soon as possible following such termination. Subject to the Company’s compliance with its obligations under this Section 7.12 and except in connection with any termination of this Agreement pursuant to Section 9.01(g) because of a failure by the Company to comply with or perform any of its covenants or agreements hereunder or the occurrence of a Company Material Adverse Effect since the Company Balance Sheet Date, Parent shall indemnify the Company and its Subsidiaries for any Taxes required to be paid, and any reasonable related costs, expenses and losses incurred, by the Company or any of its Subsidiaries with respect to the Repatriation Loans (including with respect to the repayment thereof pursuant to the immediately preceding sentence) or the Repatriation Distributions, including any such Taxes, costs, expenses and losses with respect to additional amounts received pursuant to this sentence, and including losses attributable to the utilization by the Company or any of its Subsidiaries of any Tax assets or attributes in connection with any of the foregoing, such that the Company and its Subsidiaries are in the same after-Tax position as if no actions pursuant to any Repatriation Notice had been taken and no indemnification payments had been received.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.01 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Authority or arbitrator (public or private) that prohibits, restrains, or makes illegal the consummation of the Merger.

(c) Governmental Consents. (i) The waiting period (or any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated; and (ii) receipt of the evidence of clearance of the Transactions from the relevant Governmental Authorities in the Required Jurisdictions or the expiration or termination of the waiting period applicable to the Merger under the Competition Law of the Required Jurisdictions.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in this Agreement, other than the Company Specified Representations and the Company Capitalization Representations, shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Company Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Letter (other than the update of Section 3.17(a) of the Company Disclosure Letter permitted pursuant to Section 3.17(a)) made or purported to have been made on or after the date of this Agreement shall be disregarded;

(ii) each of the representations and warranties contained in the first sentence of Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), the first three sentences of Section 3.06(b) (Subsidiaries), Section 3.10(b) (Absence of Certain Changes), Section 3.20 (Finder’s Fees, etc.), Section 3.21 (Opinion of Financial Advisor), and Section 3.22 (Anti-takeover Law) (collectively, the “Company Specified Representations”) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties (other than those contained in Section 3.10(b) (Absence of Certain Changes)) shall be disregarded and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be disregarded; and

(iii) the representations and warranties contained in Section 3.05(a) and the second sentence of Section 3.05(b) (Capitalization) (collectively, the “Company Capitalization Representations”) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except for any inaccuracies in such representations and warranties which do not increase the Company’s fully diluted capitalization by more than 0.10% in the aggregate from the Company’s fully diluted capitalization as set forth in Section 3.05(a) and Section 3.05(b); provided, however, that for purposes of determining the accuracy of such representations and warranties any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b) Performance of Obligations. The Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date hereof, there shall not have been any Company Material Adverse Effect which is continuing.

(d) Certificate. Parent shall have received a certificate on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (a), (b) and (e) have been duly satisfied.

(e) Minimum Cash Balance. As of the Closing, the Company (excluding its Subsidiaries) shall have no less than $475 million (inclusive of the amount specified in the Repatriation Notice) in U.S. currency in its bank accounts in the United States.

Section 8.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

(a) Representations and Warranties.

(i) Each of the representations and warranties of Parent contained in this Agreement, other than Parent Specified Representations, shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Parent Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded, and (B) any update of or modification to the Parent Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be disregarded; and

(ii) each of the representations and warranties contained in the first sentence of Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.08 (Ownership of Shares) and Section 4.09 (Finders’ Fees, etc.) (collectively, the “Parent Specified Representations”) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded and (B) any update of or modification to Parent Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b) Performance of Obligations. Parent shall have complied with or performed in all material respects all of Parent’s covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate on behalf of Parent by Parent’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) have been duly satisfied.

ARTICLE 9

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned, only as follows:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval);

(b) by either Parent or the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval) if (i) a court or other Governmental Authority or arbitrator (public or private) of competent jurisdiction shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of: (A) permanently restraining, enjoining or otherwise prohibiting the Merger; or (B) making the consummation of the Merger hereunder illegal or (ii) a Governmental Authority or arbitrator (public or private) of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger a Law having the effect of: (A) permanently restraining, enjoining or otherwise prohibiting the Merger; or (B) making the consummation of the Merger illegal;

(c) by either Parent or the Company if the Effective Time shall not have occurred 180 days from the date hereof (the “Outside Date”); provided, however, in the event the Marketing Period has commenced but the fifteen (15) consecutive Business Day period has not been completed on or before such date, the Outside Date shall be extended for the remaining fifteen (15) consecutive Business Day period plus five (5) Business Days; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Effective Time to have occurred by such time;

(d) by either Parent or the Company if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(e) by Parent, prior to the receipt of the Company Stockholder Approval, if the Company, the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change;

(f) by the Company prior to the receipt of the Company Stockholder Approval if (A) the Company Board authorizes the Company to enter into an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 5.02(b) that did not result from a solicitation in breach of Section 5.02(a), (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Company Acquisition Agreement providing for a Company Superior Proposal that did not result from a solicitation in breach of, failure to comply with requirements to provide a “matching period” as set forth in, and any other material, willful and intentional breach of, Section 5.02, and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.03(b);

(g) by Parent at any time prior to the Effective Time if: (i) any of the Company’s representations or warranties contained in this Agreement shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.02(a) would not be satisfied; or (ii) the

Company shall have failed to comply with or perform its covenants or agreements contained in this Agreement, such that the condition set forth in Section 8.02(b) would not be satisfied; provided, however, if: (A) any inaccuracy in any of the Company’s representations or warranties or failure to comply with or perform the Company’s covenants or agreements is curable by the Company prior to the earlier of the Outside Date or 30 days after the date on which the Company is notified by Parent in writing of such inaccuracy or failure to comply with or perform; and (B) the Company is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then Parent may not terminate this Agreement under this Section 9.01(g) on account of such inaccuracy or failure to perform: (1) during such 30-day (or shorter) period; or (2) after such 30-day period, if such inaccuracy or failure to comply with or perform shall have been cured in all material respects; provided, further, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(h) by the Company at any time prior to the Effective Time if: (i) any of Parent’s representations or warranties contained in this Agreement shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.03(a) would not be satisfied; or (ii) Parent shall have failed to comply with or perform its covenants or agreements contained in this Agreement, such that the condition set forth in Section 8.03(b) would not be satisfied; provided, however, if: (A) any inaccuracy of any of Parent’s representations or warranties or failure to comply with or perform Parent’s covenants or agreements is curable by Parent prior to the earlier of the Outside Date or 30 days after the date on which Parent is notified by the Company in writing of such breach or failure to comply with or perform; and (B) Parent is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then the Company may not terminate this Agreement under this Section 9.01(h) on account of such inaccuracy or failure to perform: (1) during such 30-day (or shorter) period; or (2) after such 30-day period, if such inaccuracy or failure to comply with or perform shall have been cured in all material respects; provided, further, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(h) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(i) by the Company in the event that (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing or unless the failure to be so satisfied is due to any material breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Parent or Merger Sub or the failure of Parent or Merger Sub to perform or comply with any of its respective material covenants or agreements contained in this Agreement), (ii) Parent and Merger Sub have failed to consummate the Merger at the Closing pursuant to Section 2.01, (iii) the Company has irrevocably notified Parent in writing that the Company is ready, willing and able to consummate the Merger, (iv) the Company has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 9.01(i) if Parent and Merger Sub fail to consummate the Merger, and (iv) Parent and Merger Sub fail to consummate the Merger on the later of the expiration of such three (3) Business Day period and the date set forth in the foregoing notice.

Section 9.02 Notice and Effect of Termination.

(a) A Party terminating this Agreement pursuant to Section 9.01 (other than Section 9.01(a)) shall deliver a written notice to the other Party setting forth specific basis for such termination and the specific provision of Section 9.01 pursuant to which this Agreement is being terminated. A valid termination of this Agreement pursuant to Section 9.01 (other than Section 9.01(a)) shall be effective upon receipt by the non-terminating party of the foregoing written notice.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect; provided, however, (i) Section 6.05, Section 7.03(e), Section 7.03(h), Section 7.03(i), Section 7.06(a), Section 7.12, this Section 9.02, Section 9.03, Article 10 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect; and (ii) the termination of this Agreement shall not relieve the Company from any liability for any Willful Breach of any representation, warranty or covenant contained in this Agreement.

Section 9.03 Termination Fee.

(a) Company Acquisition Proposals.

(i) If this Agreement is terminated by Parent or the Company pursuant to Section 9.01(c), and: (i) at or prior to the time of such termination a Company Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; and (ii) within 12 months after the date of any such termination, the Company shall have entered into a definitive agreement with respect to any Company Acquisition Proposal or any Company Acquisition Proposal is consummated (regardless of whether it is the same Company Acquisition Proposal), then the Company shall pay, or cause to be paid, to Parent, in cash at the time such transaction is consummated, a non-refundable fee in the amount of the Company Termination Fee; provided, however, for purposes of clause (ii) above, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%.”

(ii) If this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d) and: (i) at or prior to the time of such termination a Company Acquisition Proposal shall have been publicly disclosed, announced, commenced, or made; and (ii) within 12 months after the date of any such termination, the Company shall have entered into a definitive agreement with respect to any Company Acquisition Proposal or any Company Acquisition Proposal is consummated (regardless of whether it is the same Company Acquisition Proposal), then the Company shall pay, or cause to be paid, to Parent, in cash at the time such transaction is consummated, a non-refundable fee in the amount of the Company Termination Fee; provided, however, for purposes of clause (ii) above, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%.”

(b) If this Agreement is terminated by: (A) Parent pursuant to Section 9.01(e); (B) by the Company pursuant to Section 9.01(f) or (C) unless the Company Stockholder

Approval was received prior to such termination, by the Company pursuant to Section 9.01(c) and the Company Board or any committee thereof made a Company Adverse Recommendation Change; then in each case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee. In the case of termination of this Agreement in the manner set forth in clauses (A) or (C) of this Section 9.03(b), the Company Termination Fee shall be paid by or on behalf of the Company within two (2) Business Days after such termination; and in the case of termination of this Agreement in the manner set forth in clause (B) of this Section 9.03(b), the Company Termination Fee shall be paid by the Company immediately prior to or concurrently with such termination.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(h) or Section 9.01(i), then Parent shall pay to the Company the Parent Termination Fee. The Parent Termination Fee payable pursuant to this Section 9.03(c) shall be paid no later than the second (2nd) Business Day following termination pursuant to Section 9.01(h) or Section 9.01(i), as applicable.

(d) Each of Parent and the Company acknowledges and agrees that (i) the agreements contained in this Section 9.03, are an integral part of the Transactions, (ii) without these agreements, Parent, Merger Sub and the Company would not have entered into this Agreement and (iii) any amount payable pursuant to this Section 9.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or Company, as applicable, in the circumstances in which such amount is payable. The Parties acknowledge and agree that in no event shall Parent and Merger Sub or Company, as applicable, be required to pay the Parent Termination Fee or the Company Termination Fee, as applicable, on more than one occasion. If the Company or Parent fails to pay when due any amount payable under this Section 9.03, then: (A) such Party shall reimburse the other Party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such other Party of its rights under this Section 9.03 incurred in connection with defending such Proceeding to collect such fees); and (B) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to 300 basis points over the “prime rate” (as reported by Bloomberg L.P. on the date such overdue amount was originally required to be paid). If in any Proceeding to collect any Parent Termination Fee or Company Termination Fee, it is determined that such fees are not owed, the Party seeking the collection of such fees shall reimburse the other Party for all costs and expenses (including fees and disbursements of counsel).

(e) Notwithstanding anything to the contrary contained in this Agreement, except in the case of a Willful Breach by the Company (and subject to Section 6.05, Sections 7.03(h)-(i), the last sentence of Section 7.12 and Section 9.03(d)), (i) if this Agreement is terminated under circumstances where the Company Termination Fee or the Parent Termination Fee, as applicable, would be payable pursuant to this Section 9.03, the payment by the Company or Parent, as applicable, of the Company Termination Fee or the Parent Termination Fee, as applicable, shall be the sole and exclusive remedy of the Party being paid the Company Termination Fee or the Parent Termination Fee, as applicable, and its Related Persons against the Company or Parent and Merger Sub, as applicable, and their respective

Related Persons, Representatives and Affiliates and the Debt Financing Source Parties and the Equity Financing Sources for (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (including relating to the Financing), (ii) in no event will any Person being paid the Parent Termination Fee or the Company Termination Fee, as applicable, seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 10.11) based on a claim in law or equity with respect to (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (including relating to the Financing), and (iii) upon payment of the Parent Termination Fee or the Company Termination Fee, as applicable, in accordance with this Section 9.03, no Party paying the Parent Termination Fee or the Company Termination Fee, as applicable, or any of its Affiliates or Representatives shall have any further liability or obligation to another Party relating to or arising out of this Agreement. The Company further agrees that (subject to Sections 7.03(h)-(i), the last sentence of Section 7.12 and Section 9.03(d)) the maximum aggregate liability of Parent, Merger Sub and all of their respective Related Persons and the respective Representatives and Affiliates, taken as a whole, arising out of or related to this Agreement shall be limited to an amount equal to the amount of the Parent Termination Fee, and in no event shall the Company seek to recover, or be entitled to recover, any money damages or other losses or damages of any kind, character or description in excess of such amount.

(f) The Company hereby covenants and agrees that it shall not, and shall cause its Subsidiaries not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Equity Financing Commitments, the Limited Guarantee or the negotiation, execution, performance, abandonment or termination of the transactions contemplated hereby or thereby (whether at law or in equity, under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil)) against Parent or any of its Related Persons and their respective Representatives and Affiliates except for claims: (i) against Parent and/or Merger Sub in accordance with and pursuant to the terms of this Agreement; (ii) against Parent and/or Merger Sub for indemnification or expense reimbursement under Section 7.03(h), Section 7.03(i) or the last sentence of Section 7.12 and Section 9.03(d), (iii) against the Guarantors under the Limited Guarantee, subject to the terms and limitations thereof; (iv) against the parties to the Equity Commitment Letters for specific performance of their respective obligations under the Equity Commitment Letters, subject to the terms and limitations thereof if, and only if, the conditions of Section 10.11(b) (in case of the foregoing, other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied (or waived); and (v) against Sponsor under the Confidentiality Agreement, subject to the terms and limitations thereof (the claims described in clauses (i) through (v) collectively, the “Retained Claims”).

ARTICLE 10

MISCELLANEOUS

Section 10.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit Section 9.02, Section 9.03 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the receipt of the Company Stockholder Approval, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained; provided, further, no amendments or other modifications to or waivers of any Debt FS Provision shall be effective without the prior written consent of the Debt Financing Source Parties. A termination of this Agreement pursuant to Section 9.01 or a material amendment or waiver of this Agreement pursuant to Section 10.02 or Section 10.03 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof), as applicable.

Section 10.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 10.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the shareholders or stockholders, as applicable, of any of Parent, Merger Sub or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 10.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. The Company (or the applicable Subsidiary) shall file all Tax Returns that to the Company’s knowledge are required by applicable law or that Parent reasonably notifies the Company in writing are required by applicable law with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees in connection with the consummation of the Merger, and, if required by applicable Law, Parent (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns.

Section 10.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or email (with confirmation) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 10.05):

if to Parent or Merger Sub, to:

c/o Siris Capital Group, LLC

601 Lexington Ave, 59th Floor

New York, New York 10022

Attention: General Counsel

Facsimile: 212-231-2680

E-mail: legalnotices@siriscapital.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention: Dan Clivner and Vijay Sekhon

Facsimile: 310-595-9501

E-mail: dclivner@sidley.com and vsekhon@sidley.com

if to the Company, to:

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

Attention: Sayed M. Darwish

Facsimile: 408-586-6025

Email: sayed.darwish@polycom.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Michael S. Ringler

Facsimile: 415-947-2099

Email: mringler@wsgr.com

and:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Robert S. Townsend

Facsimile: 415-268-7522

Email: rtownsend@mofo.com

Section 10.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.07 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof; provided, however, (x) limited partners of investment funds affiliated with Sponsor, potential debt financing sources, Equity Financing Sources and Debt Financing Source Parties (as defined below) shall be permitted Representatives of Sponsor under the Confidentiality Agreement, (y) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (z) all standstill or similar provisions set forth in the Confidentiality Agreement shall be superseded to the extent necessary to permit Parent to make additional proposals under Section 5.02(b), and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, however, notwithstanding the foregoing clause (b), following the Effective Time, the provisions of Section 6.03 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives; provided, further, that the Lenders, any arrangers, investors, potential agents, potential arrangers, potential lenders, potential investors, underwriters, initial purchasers and placement agents providing or potentially providing, or acting in connection with, any Debt Financing, and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, officers, directors, employees, advisors, attorneys or representatives and each of their respective successors and assigns (each, a “Debt Financing Source Party”, collectively, the “Debt Financing Source Parties”) shall be express third party beneficiaries with respect to Section 9.03, Section 10.02, this Section 10.07, Section 10.10, Section 10.12 and Section 10.13 (collectively, the “Debt FS Provisions”).

Section 10.08 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, however, Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, further, such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other Party or due to Parent or such other Subsidiary. Any purported assignment without such consent shall be void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 10.10 Governing Law; Exclusive Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction, except that, notwithstanding the foregoing, except as otherwise set forth in the Debt Commitment Letter as in effect as of the date of this Agreement, any legal suit, action, litigation, proceeding or claim (whether at law, in equity, in contract, in tort, or otherwise) against any of the Debt Financing Source Parties shall be exclusively governed by, and construed in accordance with, the Law of the State of New York; provided, however, with respect to the Debt Commitment Letter: (i) the interpretation of the definition of Target Material Adverse Effect (as defined in the Debt Commitment Letter) and whether or not a Target Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Specified Purchase Agreement Representations (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates have the right (determined without regard to any notice requirement) to terminate its obligations under this Agreement, or to decline to consummate the Transactions and (iii) the determination of whether such transactions have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the Law of the State of Delaware without giving effect to conflicts of law principles that would result in the application of the Law of any other jurisdiction.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this

Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.05 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Party in any way relating to this Agreement, the Debt Financing or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York.

(c) Each Party hereby irrevocably consents and agrees, for the benefit of each other Party, that any legal action, suit or proceeding against it with respect to the confirmation and/or enforcement of an award rendered in a Delaware court pursuant hereto (an “Award”) may be brought in any court in a jurisdiction where the assets of such Party are located, and hereby irrevocably accepts and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding to confirm or enforce an Award. Each Party waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any such court to confirm an Award and hereby further waives and agrees not to plead or claim in any such court that any such action or proceeding brought therein has been brought in an inconvenient forum.

Section 10.11 Remedies; Enforcement.

(a) Subject to Section 10.11(b), the Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, subject to Section 10.11(b), the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including, subject to Section 9.03, monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Notwithstanding anything to the contrary in this Agreement, each Party agrees that the right of the Company to obtain and injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Merger Sub to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letters) shall be subject to the requirements that:

(i) with respect to any funding of the Equity Financing to occur at the Closing, all the conditions set forth in Section 8.01 and Section 8.02 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing);

(ii) the Debt Financing (or, in the case Alternative Debt Financing has been obtained in accordance with Section 7.03(c), such Alternate Debt Financing) has been funded or would be funded in accordance with the terms thereof at the Closing (solely as to the portion necessary to consummate the Closing), if the Equity Financing is funded at the Closing;

(iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.01, and;

(c) the Company has irrevocably confirmed to Parent in writing that (A) all conditions in Section 8.03 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Equity Financing and the Debt Financing were funded, the Closing would occur.

(d) Each Party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Company’s right to seek specific performance pursuant to this Section 10.11 shall include the right of the Company to cause Parent and/or Merger Sub to fully enforce the terms of the Commitment Letters, including by requiring Parent and/or Merger Sub to file one or more Proceedings against any party to the Commitment Letters to fully enforce the obligations of such party therein.

Section 10.12 No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives) hereby waives any rights or claims against any Debt Financing Source Party in connection with this Agreement, the Debt Commitment Letter or the Debt Financing (or any Alternate Debt Commitment Letter or Alternate Debt Financing, as applicable), whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives) agrees not to commence a Proceeding against any Debt Financing Source Party in connection with this Agreement or the Transactions (including any Proceeding relating to the Debt Financing or the Debt Commitment Letters (or any Alternate Debt Financing or Alternate Debt Commitment Letter, as applicable) or the transactions contemplated thereby). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives in connection with this Agreement or the Transactions (including the Debt Financing or the Debt Commitment Letters or the transactions contemplated thereby). Nothing in this Section 10.12 shall in any way (a) expand the circumstances in which Parent may be liable under this Agreement or as a result of the Transactions (including as a result of the Debt Financing or Alternate Debt Financing) or (b) limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other thereunder or in connection therewith.

Section 10.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY LEGAL PROCEEDING AGAINST THE DEBT FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS, THE DEBT COMMITMENT LETTER (OR ALTERNATE DEBT COMMITMENT LETTER), THE DEBT FINANCING (OR ALTERNATE DEBT FINANCING) OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

POLYCOM, INC.

By:	/s/ Sayed Darwish
Name:	Sayed Darwish
Title:	Chief Legal Officer & EVP of Corporate Development

[Signature Page to Merger Agreement]

TRIANGLE PRIVATE HOLDINGS I, LLC

By:	/s/ Jeffrey Hendren
Name:	Jeffrey Hendren
Title:

TRIANGLE PRIVATE MERGER SUB INC.

By:	/s/ Jeffrey Hendren
Name:	Jeffrey Hendren
Title:

[Signature Page to Merger Agreement]

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

Of

POLYCOM, INC.

1. Name. The name of the corporation is Polycom, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The address of the Corporation’s registered office is 2711 Centerville Road Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808; and the name of its registered agent at such address is Corporation Service Company.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is 101,000, all of which shall be shares of common stock with the par value of $0.001 per share.

5. Election of Directors. Unless and except to the extent that the By-laws of the Corporation (the “By-laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6. Limitation of Liability.

6.1 To the fullest extent permitted by the DGCL or any other law of the State of Delaware, as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

6.2 Neither any amendment nor repeal of this Article 6, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article 6 shall eliminate or reduce the effect of this Article 6 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 6, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

6.3 If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article 6 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other law of the State of Delaware as so amended.

7. Indemnification.

7.1 The Corporation shall indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefits plans, against expenses (including attorneys’ fees), judgments, losses, fines and amounts paid in settlement (collectively, “Losses”) actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person in connection with a Proceeding commenced by such person only if the commencement of such Proceeding was authorized in the specific case by the Board of Directors.

7.2 The Corporation shall have the power to indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefits plans, against Losses actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

7.3 Given that certain jointly indemnifiable claims (as defined below) may arise due to indemnification provided by certain indemnitee-related entities (as defined below) to the indemnified parties pursuant to this Article 7 (the “Indemnified Parties”), the Corporation shall be fully and primarily responsible for the payment to the Indemnified Parties in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article 7, irrespective of any right of recovery the Indemnified Parties may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery the Indemnified Parties may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Indemnified Parties or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to any of the Indemnified Parties in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of such Indemnified Parties against the Corporation, and the Indemnified Parties shall execute all documents reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Article 7, entitled to enforce this Article 7.

7.4 A right to indemnification arising under this Second Amended and Restated Certificate of Incorporation shall not be eliminated or impaired by an amendment to this Second Amended and Restated Certificate of Incorporation after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification is sought.

7.5 For purposes of this Article 7, the following terms shall have the following meanings:

(i) the term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation) from whom an Indemnified Party may be entitled to indemnification or advancement of expenses on account of Proceedings or Losses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

(ii) the term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, Proceeding for which any of the Indemnified Parties shall be entitled to indemnification or advancement of expenses from both (i) the Corporation, on the one hand, and (ii) any indemnitee-related entity pursuant to any other agreement between any indemnitee-related entity and the Indemnified Party pursuant to which such Indemnified Party is indemnified, the laws of the jurisdiction of incorporation or organization of any indemnitee-related entity and/or the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents of any indemnitee-related entity, on the other hand.

8. Corporate Opportunities.

8.1 In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of Siris Capital Group, LLC (“Siris”) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) Siris and its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article 8 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of Siris, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

8.2 None of (i) Siris or any of its Affiliates or (ii) any Non-Employee Director or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 8.3 of this Article 8. Subject to said Section 8.3 of this Article 8, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

8.3 The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, in which event the provisions of Section 8.2 of this Article 8 shall not apply to any such corporate opportunity.

8.4 In addition to and notwithstanding the foregoing provisions of this Article 8, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is either financially or legally unable, or not contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

8.5 For purposes of this Article 8, (i) “Affiliate” shall mean (a) in respect of Siris, any Person that, directly or indirectly, is controlled by Siris, controls Siris or is under common control with Siris and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

8.6 To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 8.

9. Adoption, Amendment or Repeal of By-Laws. The board of directors of the Corporation is authorized to adopt, amend or repeal the By-laws.

10. Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article.